   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 1996

                                                      REGISTRATION NO. 333-13747
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                             SBS TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

         NEW MEXICO                  85-0359415
(State or Other Jurisdiction      (I.R.S. Employer
     of Incorporation or       Identification Number)
        Organization)

                          2400 LOUISIANA BOULEVARD NE
                           AFC BUILDING 5, SUITE 600
                         ALBUQUERQUE, NEW MEXICO 87110
                                 (505) 875-0600
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

         CHRISTOPHER J. AMENSON, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                          2400 LOUISIANA BOULEVARD NE
                           AFC BUILDING 5, SUITE 600
                         ALBUQUERQUE, NEW MEXICO 87110
                                 (505) 875-0600
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                           --------------------------

                                   COPIES TO:


       ALISON K. SCHULER, ESQ.                   EDWARD M. LEONARD, ESQ.
    Schuler, Messersmith & McNeill           Brobeck, Phleger & Harrison LLP
   5700 Harper Drive NE, Suite 430                Two Embarcadero Place
    Albuquerque, New Mexico 87109                     2200 Geng Road
            (505) 822-8826                     Palo Alto, California 94303
                                                      (415) 424-0160


                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Dated November 14, 1996


                                                   Filed Pursuant to Rule 424(a)
                                                      Registration No. 333-13747
                                1,800,000 Shares

                                     [LOGO]

                                  Common Stock
                               ------------------

    Of the 1,800,000 shares of common stock, no par value (the "Common Stock"), offered hereby, 1,500,000 shares are being issued and sold by SBS Technologies, Inc. ("SBS" or the "Company") and 300,000 shares are being sold by the selling shareholders (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SBSE." The last sale price for the Common Stock on October 21, 1996, as reported on the Nasdaq National Market, was $24.50 per share. See "Price Range of Common Stock."
                            ------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                 Underwriting                            Proceeds to
                               Price to         Discounts and        Proceeds to           Selling
                                Public          Commissions(1)        Company(2)         Shareholders
--------------------------------------------------------------------------------------------------------

Per Share...............          $                   $                   $                   $
Total (3)...............          $                   $                   $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company, the Selling Shareholders and the additional selling shareholders (the "Additional Selling Shareholders") have agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses, estimated at $427,165 payable by the Company, which includes underwriting discounts and commissions to be paid by the Company on behalf of certain Selling Shareholders for 100,000 shares of Common Stock being sold by such Selling Shareholders. See "Underwriting."

(3) The Additional Selling Shareholders have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 270,000 additional shares at the Price to Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such shares are purchased, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to Selling
    Shareholders will be  $          ,  $         , $           and $          ,
    respectively. See "Underwriting."
                            ------------------------

    The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the offices of Cowen &
Company, New York, New York, on or about        , 1996.

COWEN & COMPANY  SOUNDVIEW FINANCIAL GROUP, INC.

          , 1996

[Picture of an AMI, an ABI-V5 and a PCMCIA board arranged from left to right on the page.]

    SBS has continually developed its avionics interface products since their introduction in 1987. The AMI, pictured above, provided a single channel of full function MIL-STD-1553 interface capability. The ABI-V5 and PCMCIA boards introduced in 1995 and 1996, respectively, provide enhanced functionality including multiple channels of full function MIL-STD-1553 capabilty in smaller form factors.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THE PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION. AS USED IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED, THE TERM FISCAL YEAR SHALL REFER TO THE 12 MONTH PERIOD ENDED OR ENDING JUNE 30 OF A GIVEN YEAR. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    The Company is a leading manufacturer of standard bus embedded computer components that perform a broad range of central processing unit ("CPU"), general purpose input/output ("I/O") and special purpose I/O interface functions. The Company capitalizes on its design expertise and customer service capabilities to enhance product quality and reduce time to market for OEM customers. The Company is seeking to enhance its product offerings and has entered into a definitive agreement to acquire Bit 3 Computer Corporation ("Bit 3"), a manufacturer of high-performance bus interconnect hardware that enables embedded computers of differing standards to communicate. The Company will fund the $24.0 million acquisition primarily with the net proceeds of this offering. See "The Acquisition of Bit 3."

    The Company's objective is to become a leading supplier of board level components to the standard bus embedded computer market. The Company intends to continue its growth through a combination of internal growth and acquisitions. Internal growth is achieved through expanding its existing product lines through new product development and through increasing penetration of its existing customer base. The Company currently participates in a number of attractive markets, including the Intel-based VME CPU board market, the IndustryPack ("IP") market in general purpose I/O, the telemetry interface market and the MIL-STD-1553 standard avionics interface market. The Acquisition of Bit 3 will add a line of bus interconnect products for a variety of standard bus embedded computer buses to the Company's current product offerings.

    Unlike computers targeted at business computing applications, embedded computers perform a single function or a closely related group of functions, such as I/O and data processing, as part of a larger system and with a high degree of reliability. Embedded computers generally are design-specific solutions that require substantial engineering expertise, have extended product lives reflecting the long product cycles of the systems into which they are incorporated and often must adhere to specific size and operating requirements. As a result, the Company believes that performance, reliability, supplier stability and customer support are often the primary factors in the decision to purchase a particular embedded computer solution.

    OEMs requiring embedded computers either construct systems based on standard bus designs together with off-the-shelf I/O, processor and memory modules, or they develop custom or proprietary solutions. Standard bus solutions generally enable product designers to develop systems quickly and with a high degree of confidence in the reliability of the solution, to capitalize on the lower cost of industry-standard components and to modify designs easily so that a single product design can serve multiple applications. As a result of these factors, standard bus systems today constitute a large and growing portion of the embedded computer market. According to a recent industry study, BOARD-LEVEL EMBEDDED COMPUTER MARKETS AND TRENDS, the standard bus embedded computer market is projected to grow from approximately $2.5 billion in 1995 to approximately $3.9 billion in 1999.

    The most popular embedded computer standard today is VME, which is widely used in aerospace and military, telecommunications, networking, industrial automation and control, medical instruments and automated test and measurement applications. According to BOARD-LEVEL EMBEDDED COMPUTER MARKETS AND TRENDS, the VME-bus embedded computer market is projected to grow from approximately $1.2 billion in 1995 to approximately $2.3 billion in 1999. The modular nature of standard bus embedded computers, their wide range of applications and the variety of bus architectures available have resulted in a highly fragmented market. The variety of standard bus embedded computer architectures supports a growing market for products that interconnect various types of standard bus embedded computers.

    The Company sells its products through a combination of direct sales and independent manufacturers' representatives. The Company's products serve a broad range of functions including commercial, communications, industrial automation, medical device, military and space, test and measurement and transportation. The Company's customers include The Boeing Company, Caterpillar, Inc., Eastman Kodak Company, General Electric Company and Lockheed Martin Corporation. International sales constituted approximately 16% of the Company's sales in fiscal 1996.

    The Company was incorporated in New Mexico in November 1986. The Company's executive offices are located at 2400 Louisiana Boulevard, NE, AFC Building 5, Suite 600, Albuquerque, New Mexico 87110, and its telephone number is (505) 875-0600. References in this Prospectus to the "Company" or "SBS" are to SBS Technologies, Inc. and its consolidated subsidiaries. The Company has three subsidiaries, Berg Systems International, Inc. ("BSI"), GreenSpring Computers, Inc. ("GreenSpring") and Logical Design Group, Inc. ("LDG"). IndustryPack-Registered Trademark- is a registered trademark of the Company. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.

                                  THE OFFERING

Common Stock offered:
  By the Company................................  1,500,000 shares
  By Selling Shareholders.......................  300,000 shares
Common Stock to be outstanding after the          5,030,657 shares(1)
  offering......................................
Use of proceeds.................................  To fund the acquisition of Bit 3, to repay long term debt, and for general
                                                  working capital requirements. See "Use of
                                                  Proceeds."
Nasdaq National Market symbol...................  SBSE

 SUMMARY CONSOLIDATED AND PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                             THREE MONTHS ENDED SEPTEMBER 30,
                                                   YEAR ENDED JUNE 30,
                                ----------------------------------------------------------   ---------------------------------
                                 1992    1993    1994     1995              1996              1995              1996
                                ------  ------  -------  -------  ------------------------   -------  ------------------------
                                                                  ACTUAL   PRO FORMA(2)(3)            ACTUAL   PRO FORMA(2)(3)
                                                                  -------  ---------------            -------  ---------------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
  Sales.......................  $2,542  $5,908  $10,197  $16,218  $31,332      $45,519       $ 7,575  $11,263      $15,092
  Gross profit................   1,448   3,002    5,314    9,461   16,822       26,327         3,994    6,017        8,448
  Income from continuing
    operations................      73     168      871    1,845    3,582          491           722    1,392        2,313
  Income per common and common
    equivalent share from
    continuing operations.....  $ 0.03  $ 0.05  $  0.30  $  0.65  $  0.97      $  0.10       $  0.23  $  0.33      $  0.41
  Weighted average common and
    common equivalent shares
    outstanding...............   2,363   2,958    2,948    2,859    3,792        5,142         3,116    4,218        5,649

                                                                                                 SEPTEMBER 30, 1996
                                                                                            ----------------------------
                                                                                             ACTUAL      PRO FORMA(2)
                                                                                            ---------  -----------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.........................................................................  $  10,146      $  20,348
  Total assets............................................................................     24,154         49,815
  Long term debt, excluding current portion...............................................      4,915            204
  Total shareholders' equity..............................................................     12,434         40,419

------------

(1) Based on the number of shares outstanding as of September 30, 1996. Excludes shares reserved for issuance under the Company's 1992, 1993, 1995 and 1996 Employee Incentive Stock Option Plans ("ISOPs"), the 1993 Director and Officer Stock Option Plan and the 1996 Employee Stock Purchase Plan, of which 1,347,886 shares were subject to outstanding unexercised options at June 30, 1996 (804,283 shares under all ISOPs at an average exercise price of $8.77 per share, 148,500 shares under the 1993 Director and Officer Stock Option Plan at an average exercise price of $5.78 per share and 35,103 shares under the 1996 Employee Stock Purchase Plan at an average exercise price of $7.75 per share) and 360,000 shares at an exercise price of $4.50 per share reserved for issuance under outstanding warrants. Includes 100,000 shares which will be issued upon exercise of warrants, at an exercise price of $4.80 per share, and sold in this offering. See "Risk Factors--Potential Dilutive Effect of Outstanding Warrants and Options and Registration Rights" and "Principal and Selling Shareholders."

(2) Gives Pro Forma effect to the Bit 3 Acquisition and the sale by the Company of 1,500,000 shares of Common Stock offered hereby at an assumed public offering price of $24.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom. See "Acquisition of Bit 3," "Use of Proceeds" and "Pro Forma Combined Consolidated Financial Statements."

(3) Earnings per common and common equivalent share are based on the weighted average shares of common stock and, if dilutive, common equivalent shares (options and warrants) outstanding during the period. See Note (l) to "Pro Forma Combined Consolidated Statement of Operations."

                              ACQUISITION OF BIT 3

    Following completion of this offering, the Company will acquire (the "Acquisition") Bit 3. Bit 3 is a manufacturer of computer networking and interconnection hardware for many of the most widely used computer architecture standards in the standard bus embedded computer market. See "Business--Bit 3 Computer Corporation."


    Under the terms of the purchase agreement dated October 8, 1996 (the "Acquisition Agreement") among the Company and the two shareholders of Bit 3 (the "Sellers"), the Company will acquire all of the outstanding capital stock of Bit 3 for a total purchase price of $24.0 million, to be paid with the net proceeds of this offering and cash flow from Company operations. See "Use of Proceeds." Of this total purchase price, $20.0 million will be paid to the Sellers in cash upon the closing of this offering. Of the balance of $4.0 million, $1.0 million will be paid to the Sellers on July 1, 1997 and $3.0 million will be paid on July 1, 1998, pursuant to secured promissory according to the terms of the Acquisition Agreement.


    In the Acquisition Agreement, the Sellers have made certain representations and warranties regarding the business, affairs and assets of Bit 3, the material breach of which will entitle the Company to indemnification. The Company has likewise made certain representations and warranties to the Sellers, who are also entitled to indemnification for material breaches. The Company is relying upon certain representations and warranties about Bit 3 made by the Sellers of Bit 3 in the Acquisition Agreement, as well as the Company's own due diligence investigation. There can be no assurance that these representations and warranties are true and correct or that the Company's due diligence investigation discovered all matters of a material nature relating to the Acquisition. In addition, there can be no assurance that the indemnifications provided in the Acquisition Agreement will be adequate if a material breach is discovered. The Acquisition Agreement also requires the Sellers to enter into covenants not to compete for five years from the date of the covenant and one-year employment agreements with the Company.


    If the net proceeds to the Company from the sale of 1,500,000 shares of Common Stock offered by the Company in this offering are insufficient to fully pay the cash portion of the Bit 3 purchase price, the Company may be required to use existing cash and additional bank borrowings to fund the Acquisition. As a result, the Company's available cash reserves following this offering could be substantially depleted. To the extent the Company borrows amounts under its line of credit to fund a portion of the Acquisition, which would require the lender's approval amounts available for further borrowings under the credit facility will be correspondingly reduced. In addition, if the Company were required to utilize its credit facility to complete the Acquisition, the Company's interest expense would increase and the Company's available credit would be limited for other operating requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of SBS Technologies, Inc.--Liquidity and Capital Resources."


    As a result of the Acquisition, the Company will record approximately $9.8 million in intangible assets, including goodwill, which will be amortized on a straight line basis over their estimated benefit period of ten years. Although Bit 3's current operating profit offsets the amortization expense and the earnings dilution associated with this offering, there can be no assurance that Bit 3's operations will continue to perform at current levels. A decrease in Bit 3's operating profit could adversely affect the Company's overall net income and earnings per share. In addition, there can be no assurance that changes in future markets or technologies will not require more rapid levels of goodwill amortization in such a way that overall Company financial condition or results of operations would be adversely affected. In connection with the Acquisition, the Company will record an $11.0 million earnings charge expected to be recorded in the second fiscal quarter of 1997, the anticipated quarter for closing of the Acquisition. The earnings charge is based on an assessment by the Company, in conjunction with an independent valuation firm, of purchased technology of Bit
3. The assessment determined that $11.0 million of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. Based on the Company's historical financial performance and the historical financial performance of Bit 3, the Company currently expects to incur a significant net loss for the second fiscal quarter of 1997 as a result of the earnings charge. See "Risk Factors--Acquisition of Bit 3," "Fluctuations in Operating Results; Expected Second Quarter Loss" and "Pro Forma Combined Consolidated Financial Statements."

    Achieving the anticipated benefits of the Acquisition will depend in part upon whether the integration of the two companies' businesses can be accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The integration of Bit 3 will require, among other things, integration of the Company's and Bit 3's respective product offerings and the coordination of their sales and marketing and research and development efforts. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The inability of management to successfully integrate the operations of the Company and Bit 3 could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Acquisition of Bit 3."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMPANY AND BEFORE PURCHASING ANY SHARES OF THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.

ACQUISITION OF BIT 3


    The Company will use a significant portion of the net proceeds of this offering to fund the Acquisition. See "Use of Proceeds." The total cash required to close the Acquisition will be $20.0 million. If the net proceeds to the Company from this offering are insufficient to close the Acquisition, the Company may be required to use existing cash and additional bank borrowings to fund the remaining portion of the Acquisition. As a result, the Company's available cash reserves following the offering could be substantially depleted. To the extent the Company borrows amounts under its line of credit to fund a portion of the Acquisition, which would require the lender's approval, amounts available for further borrowings under the credit facility will be correspondingly reduced. In addition, if the Company were required to utilize its credit facility to complete the Acquisition, the Company's interest expense would increase and the Company's available credit would be limited for other operating requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of SBS Technologies, Inc.--Liquidity and Capital Resources."


    The Acquisition Agreement between the Company and the Sellers, who are the founders of Bit 3, may be terminated by either party if the offering is not completed by December 20, 1996. The Acquisition of Bit 3 involves numerous risks including difficulties in the assimilation of the operations, technologies and products of Bit 3, diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience and in which competitors may have stronger market positions, and the potential loss of key employees of Bit 3. In particular, the Company anticipates that the Sellers will remain as employees of the Company under one-year employment agreements. There can be no assurance that the Sellers will remain with the Company for the period covered by their employment agreements. In addition, the Company intends to operate Bit 3 in the Minneapolis metropolitan area with its current employee base. Although the Company will seek to retain these employees, there can be no assurance that these employees will continue to remain with Bit 3 after the Acquisition. The Acquisition could increase the rate of employee turnover, which could have an adverse impact on Bit 3's performance and the Company's results of operations.

    Achieving the anticipated benefits of the Acquisition will depend in part upon whether the integration of the two companies' businesses can be accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The integration of Bit 3 will require, among other things, integration of the Company's and Bit 3's respective product offerings and the coordination of their sales and marketing and research and development efforts. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The inability of management to successfully integrate the operations of the Company and Bit 3 could have a material adverse effect on the Company's business, financial condition and results of operations.

    Bit 3 has experienced fluctuations in its operating results in the past and may experience such fluctuations in the future as a result of factors such as changes in the marketplace, technology evolution and competition. Given the possibility of such fluctuations, the Company believes that such comparisons of the results of its operations for preceding quarters are not necessarily meaningful and that the results for any one period should not be relied upon as an indication of future performance.

    As a result of the Acquisition, the Company will record approximately $9.8 million in intangible assets, including goodwill, which will be amortized on a straight line basis over the estimated benefit period of ten years. Although Bit 3's current operating profit offsets the amortization expense and the earnings dilution associated with this offering, there can be no assurance that Bit 3's operations will remain at their current levels. A decrease in Bit 3's operating profit could adversely affect the Company's overall net income and earnings per share. In addition, there can be no assurance that changes in future markets or technologies will not require more rapid levels of goodwill amortization in such a way that overall Company financial condition or results of operations would be adversely affected. In connection with the Acquisition, the Company will record an $11.0 million earnings charge expected to be recorded in the second fiscal quarter of 1997, the anticipated quarter for closing of the Acquisition. The earnings charge is based on an assessment by the Company, in conjunction with an independent valuation firm, of purchased technology of Bit 3. The assessment determined that $11.0 million of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. Based on the Company's historical financial performance and the historical financial performance of Bit 3, the Company currently expects to incur a significant net loss for the second fiscal quarter of 1997 as a result of the earnings charge. See "Acquisition of Bit 3," "--Fluctuations in Operating Results; Expected Second Quarter Loss" and "Pro Forma Combined Consolidated Financial Statements."


    The Company is relying upon certain representations and warranties about Bit 3 made by the Sellers of Bit 3 in the Acquisition Agreement, as well as the Company's own due diligence investigation. There can be no assurance that these representations and warranties are true and correct or that the Company's due diligence investigation discovered all matters of a material nature relating to the Acquisition. See "Acquisition of Bit 3."

FLUCTUATIONS IN OPERATING RESULTS; EXPECTED SECOND QUARTER LOSS

    The Company has experienced fluctuations in its operating results in the past and may experience such fluctuations in the future. Sales, on both an annual and a quarterly basis, are subject to fluctuations as a result of a variety of factors, many of which are beyond the control of the Company. These factors include the timing of customer orders, manufacturing delays, delays in shipment due to component shortages, cancellations of orders, the mix of products sold, cyclicality or downturns in the markets served by the Company's customers, including significant reductions in defense spending affecting certain of the Company's customers, and regulatory changes. In addition, the Company tends to experience an increase in sales during its first fiscal quarter, which ends on September 30, due to purchases made by United States ("U.S.") government agencies and contractors at the end of the U.S. government's fiscal year which also ends on September 30. The Company primarily experiences this effect in its avionics and telemetry product lines. Similarly, the Company tends to experience little or no growth in sales during its second fiscal quarter, as sales dependent on U.S. government funding are often delayed during the start of the U.S. government's new fiscal year. Given the possibility of such fluctuations, the Company believes that comparisons of the results of its operations for preceding quarters are not necessarily meaningful and that the results for any one quarter should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results." In the event that the Company's sales or earnings for any quarter are less than the level expected by securities analysts or the market in general, such shortfalls could have an immediate and significant adverse impact on the market price of the Company's Common Stock.

    In connection with the Acquisition, the Company will record an $11.0 million earnings charge expected to be recorded in the second fiscal quarter of 1997, the anticipated quarter for closing of the Acquisition. The earnings charge is based on an assessment by the Company, in conjunction with an independent valuation firm, of purchased technology of Bit 3. The assessment determined that $11.0 million of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. Based on the Company's historical financial performance and the historical financial performance of Bit 3, the Company currently expects to incur a significant net loss for the second fiscal quarter of 1997 as a result of the earnings charge. See "Acquisition of Bit 3" and "Pro Forma Combined Consolidated Financial Statements."

INTEGRATION OF ACQUISITIONS; EXPANSION THROUGH ACQUISITIONS


    The Company has increased the scope of its operations primarily through the addition of three new product lines acquired since 1992. BSI was acquired in 1992, GreenSpring was acquired in 1995 and LDG was added in August 1996. There can be no assurance that the Company's management and financial controls, personnel, and other corporate support systems will be adequate to manage the increase in the size and the diversity of scope of the Company's operations as a result of the recent acquisitions, including the Acquisition. In addition, there can be no assurance that the Company's acquisitions will be accretive to earnings or that the companies acquired will continue to perform at their historical levels.


    A major element of the Company's business strategy is to continue to pursue acquisitions that either expand or complement its business. There can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company and in a timely manner. A substantial portion of the Company's capital resources could be used for these acquisitions. Consequently, the Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. As the Company proceeds with its acquisition strategy, the Company will continue to encounter the risks associated with the integration of the acquisitions described above. See "Acquisition of Bit 3" and "Business--SBS' Strategy."

    The Company anticipates that one or more potential acquisition opportunities, including some that could be material, may become available in the near future. If and when appropriate acquisition opportunities become available, the Company intends to pursue them actively. No assurance can be given that any acquisition by the Company will or will not occur, that if such an acquisition does occur that it will not materially and adversely affect the Company or that any such acquisition will be successful in enhancing the Company's business.

RELIANCE ON DEFENSE SPENDING

    In each of fiscal 1994, 1995 and 1996, the majority of the Company's sales were derived directly or indirectly from the U.S. Department of Defense. The Company expects that the Department of Defense will continue to be a significant source of sales. There can be no assurance that changes in the geopolitical environment or in national policy will not result in significantly reduced defense spending which could materially and adversely affect the Company's business, financial condition or results of operations. In addition, the Company believes that many of its potential customers will rely on U.S. government funding for the purchase of the Company's products. Accordingly, sales to these customers may be adversely affected by delays in obtaining, or the unavailability of, such funds caused by budget constraints or bureaucratic processes.

RELIANCE ON INDUSTRY STANDARDS; FUNDAMENTAL TECHNOLOGY CHANGE

    Most of the Company's products are developed to meet certain industry standards, including MIL-STD-1553, Telemetry IRIG Standards and various ANSI standards. These standards are continuing to develop and are subject to change. Elimination or obsolescence of these standards could materially adversely affect the design, manufacture and sale of the Company's products and require costly redesign to meet new or emerging standards. In addition, the Company's success will depend in part on its ability to develop products that evolve with changing industry standards and customer preferences. There can be no assurance that the Company will be successful in developing such products in a timely manner, or that the Company will be successful in selling the products it develops. The Company's delay or failure to adapt to changing industry standards could have a material adverse effect on the Company's business, financial condition and results of operations.

    Many of the Company's product designs rely on state of the art digital technology. There is no assurance that future advances in technology may not make obsolete the Company's existing product lines, resulting in increased competition and requiring the Company to undertake costly redesign of its products to maintain its competitive position. There can be no assurance that the Company will be able to incorporate the new technology into its existing products or redesign its existing products in order to compete effectively.

    Moreover, new and enhanced products and solutions affecting the Company's markets are continually being introduced by the Company's competitors. These products and solutions can be expected to affect the competitive environment in the markets in which they are introduced. Because new products and technologies require commitments well in advance of sales, decisions with respect to those commitments must accurately anticipate both future demand and the technology that will be available to meet that demand. There can be no assurance that the Company will be able to successfully adapt to future technological changes and failure to do so may materially adversely affect the Company's business, financial condition or results of operations. See "Business--Research and Development" and
"--Competition."

UNCERTAINTY OF MARKET DEVELOPMENT


    Many of the Company's potential customers design and manufacture standard bus embedded computer systems internally. Increased market acceptance of the Company's products and services is dependent in part on these customers relying on the Company to provide embedded computer system components rather than designing and manufacturing these products internally. The Company believes that a number of factors will be important to achieve increased market acceptance of its products and services. These factors include the quality of the Company's design and production expertise, the increasing use and complexity of embedded computer systems in new and traditional products, the expansion of markets that are served by standard bus embedded computers, time-to-market requirements of the Company's actual and potential customers, the assessment of direct and indirect cost savings and the willingness to rely on the Company for mission-critical applications by customers. The Company believes that in many customer applications, the cost of its products may exceed or be perceived to exceed the cost of internal development. Failure to achieve increased market acceptance of the Company's products will have a material adverse effect on the Company's ability to achieve its growth objectives.


COMPETITION

    The standard bus embedded computer industry is highly competitive and fragmented, and the Company's competitors differ depending on product type, company size, geographic market and application type. The Company faces competition in each of its product lines. The Company believes that because of the diverse nature of the Company's products and the fragmented nature of the embedded computer market, there is little overlap of competitors for each product line. Competitive factors across the Company's product lines include: performance, customer support, product longevity, supplier stability, breadth of product offerings and reliability. Many of the Company's existing and potential competitors have financial, technological and marketing resources significantly greater than those of the Company and may have established relationships with customers or potential customers that afford them a competitive advantage. There can be no assurance that the Company will be able to compete effectively in its current or future markets or that competitive pressures will not adversely affect its business, financial condition or results of operations. See "Business--Competition."

    In the Company's recently acquired CPU product line, the Company competes with a number of other suppliers of VME CPU boards. The Company's direct competitors include other companies that build VME CPU boards based on Intel microprocessor technology such as Force Computers, Inc. (which has recently agreed to be acquired by Solectron Corporation), Performance Technologies, Inc., RadiSys Corporation, VME Microsystems, Inc. ("VMIC") and XYCOM, Inc. Indirectly, however, the Company also competes with suppliers of VME CPU boards based on other microcomputer architectures such as Motorola 680x0, Sparc and PowerPC.

    In the generalized computer I/O product area serviced by GreenSpring and its IP product line, the Company has two classes of competition. The first class includes companies that compete directly by selling IP products. The second class includes companies that compete with I/O products using a different implementation to provide functionally equivalent products. The Company's competitors in each of these classes include Computer Products, Inc., Systran, Inc. and VMIC.

    In the telemetry market, the Company competes with other suppliers of open architecture telemetry solutions. It also indirectly competes with suppliers of traditional, closed architecture telemetry systems. The Company's competitors include Aydin Vector Division, Lockheed Martin Telemetry and Instrumentation, Terametrix, Inc. and Veda, Inc.

    In the avionics interface market, the Company competes with a number of other companies that produce similar avionics interface products. The Company's competitors include Ballard Technologies, Inc., Data Devices Corporation, Digital Technology, Inc., DY-4, Inc., Excalibur Technologies Corporation and Gesellschaft Fur Angewandte Informatik und Mikroelekernik, GmbH.

RELIANCE ON SPECIALIZED MARKETS

    Many of the Company's products, including its telemetry and avionics interface products, target specialized markets that support attractive profit margins. There can be no assurance that these markets will continue to support these margins or that these specialized markets will continue to provide the Company with an environment to support current sales levels or acceptable growth rates.

AVAILABILITY OF COMPONENT MATERIALS

    Many of the Company's products contain state of the art digital electronic components. The Company is dependent upon third parties for the continuing supply of many of these components, some of which are obtained from a sole supplier, such as Xilinx, Inc., or a limited number of suppliers, for which alternate sources may be difficult to locate. Moreover, suppliers may discontinue or upgrade some of the products incorporated into the Company's products, which could require the Company to redesign a product to incorporate newer or alternative technology. Although the Company believes that it has arranged for an adequate supply of components to meet its short term requirements, the Company does not have contracts which would assure availability and price. Lack of timely availability of components could cause delays in shipment of product and affect the Company's revenues during certain periods as well as lead to customer dissatisfaction. Limited availability of components could also require the Company to pay premiums for parts to make shipment deadlines and thus adversely affect the Company's profit margin, or cause the Company to increase its inventory of scarce parts and thus adversely affect the Company's cash flow. There can be no assurance that the Company will continue to be able to obtain all of the components it requires or that the price of certain components in short supply will not materially and adversely affect its business, financial condition or results of operations.

RETENTION AND RECRUITMENT OF KEY EMPLOYEES

    The Company's ability to maintain its competitive position and to develop and market new products depends, in part, upon its ability to retain key employees and to recruit and retain additional qualified personnel, particularly engineers. There can be no assurance that the Company will be able to continue to retain or recruit such personnel. An inability by the Company to retain and recruit key employees could have a material adverse effect on the Company's business, financial condition and results of operations.

NO PATENT PROTECTION

    Although the Company believes that some of its processes and equipment may be proprietary, the Company has not sought patent protection for its technology. The Company has relied upon trade secret laws, industrial know-how and employee confidentiality agreements. There can be no assurance that the Company's processes and equipment provide it with a sufficient competitive advantage to overcome its lack of patent protection, or that others will not independently develop equivalent or superior products or technology. Furthermore, there can be no assurance that trade secret protection will be established, or that secrecy obligations will be honored. Also, to the extent that consultants, employees and other parties apply technological information developed independently, by them or others, to Company projects, disputes may arise as to the proprietary rights to that information, which may not be resolved in favor of the Company.

    In addition, litigation may be necessary to enforce the Company's proprietary rights, to protect the Company's trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

    Moreover, because patent applications in the United States are not publicly disclosed until the patents issue, patent applications may have been filed that relate to the Company's products and technology. The Company does not believe that it infringes any patents of which it is aware; however, there can be no assurance that patent infringement claims will not be asserted against the Company. If such claims were asserted, such claims might have a material adverse effect on the Company's business, financial condition or results of operations. If infringement or invalidity claims are asserted against the Company, litigation may be necessary to defend the Company against such claims, and in certain circumstances the Company may choose to seek to obtain a license under the third-party's intellectual property rights. There can be no assurance that such licenses will be available on terms acceptable to the Company, if at all.

PRODUCT LIABILITY

    The Company's products and services potentially may be subject to product liability or government or commercial warranty claims. The Company maintains primary product liability insurance with a general aggregate limit of $2.0 million, $1.0 million per occurrence, and an $8.0 million excess policy. While the Company has never been the subject of any such claims, considering the wide use of the Company's products in a variety of applications, as well as the propensity of claimants initially to pursue all possible contributors in a legal action, there can be no assurance that such coverage will be adequate to protect the Company from liability, or that the Company will be able to continue such insurance in effect for premiums acceptable to the Company. In the event of a successful lawsuit against the Company, a lack or insufficiency of insurance coverage could have a material adverse effect upon the Company.

DEPENDENCE UPON CERTAIN OFFICERS

    The success of the Company is dependent in part upon the services of certain executive officers and other key employees. The Company maintains key man insurance on the lives of each of its executive officers in the amount of $1.0 million. Executive officers also have entered into employment agreements with the Company for varying lengths of time. Other key employees are retained by a combination of employment agreements and incentive stock option plans. Loss of the services of such employees could have a material adverse effect on the Company's business. See "Management."

CONTROL BY MANAGEMENT

    Upon completion of this offering, the Officers and Directors of the Company will beneficially own approximately 27.2% of the Company's issued and outstanding Common Stock (approximately 22.8% if the Underwriter's over-allotment is exercised in full). The Company's Articles of Incorporation do not permit cumulative voting. The Officers and Directors ownership if voted together provides management with the power to influence significantly all matters requiring approval by the shareholders of the Company, including the election of directors and approval of stock option and stock purchase plans.

POTENTIAL DILUTIVE EFFECT OF OUTSTANDING WARRANTS AND OPTIONS AND REGISTRATION
  RIGHTS

    The Company, in connection with its acquisition of GreenSpring in August 1995, issued warrants to purchase 400,000 shares of Common Stock at an exercise price of $4.50 per share (the "GreenSpring Warrants"). The holders of the GreenSpring Warrants were also granted the right to sell alongside a Company registration. The Company is obligated to register the GreenSpring Warrants under the Securities Act of 1933 (the "Securities Act"). In April 1996, the Company registered under the Securities Act 150,001 GreenSpring Warrants as well as certain options held by the Company's Chief Executive Officer, President and Chief Operating Officer, Mr. Amenson. As of June 30, 1996, 360,000 of the GreenSpring Warrants remained, of which 193,334 were exercisable and warrants to purchase 166,666 shares of Common Stock become exercisable over the next two years. The holders of the GreenSpring Warrants also possess until August 2000 the right to sell shares of Common Stock underlying the GreenSpring Warrants alongside the Company should the Company file a registration statement during this period.

    Additionally, in connection with the Company's acquisition in August 1996 of LDG, the Company granted to the two selling shareholders of LDG registration rights and piggyback rights covering an aggregate of 200,000 shares of the Company's Common Stock.

    Such demand, piggyback and alongside registration rights may negatively influence the Company's ability to raise additional equity capital in the future. To the extent that outstanding options or warrants to purchase the Company's Common Stock are exercised, there will be additional dilution in excess of that resulting from use of common and common equivalent shares in earnings calculations.

    As of September 30, 1996, the Company had 534,283 vested options and 453,603 options subject to vesting.

LIMITED PUBLIC FLOAT; TRADING; VOLATILITY OF STOCK PRICE

    The Company's Common Stock is traded on the Nasdaq National Market. While a public market currently exists for the Company's Common Stock, the number of shares in the public market is approximately 68.7% of the 5,030,657 shares of Common Stock that will be outstanding at the completion of this offering. Trading volume in the four weeks ended October 18, 1996 averaged 151,167 shares traded per day. Thus, trading of relatively small blocks of stock can have a significant impact on the price at which the stock is traded. In addition, the Nasdaq National Market has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes factors such as quarterly fluctuations in financial results, announcements of new technologies impacting the Company's products, announcements by competitors or changes in securities analysts' recommendations may cause the market price to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock. See "--Fluctuations in Operating Results; Expected Second Quarter Loss" and "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales by existing shareholders could adversely affect the prevailing market price of the Common Stock. Upon completion of the offering, the Company will have 5,030,657 shares of Common Stock outstanding. Of these shares, 1,800,000 shares offered hereby (2,070,000 shares if the Underwriters' overallotment option is exercised in full) will be eligible for immediate sale in the public market without restriction under the Securities Act, unless such shares are held by affiliates of the Company, as that term is defined in the Rule 144 under the Securities Act. In addition, approximately 186,700 shares will be eligible for sale in the public market without restriction pursuant to Rule 144(k) or Rule 701 under the Securities Act. Approximately 1,573,200 additional shares outstanding upon completion of the offering will be eligible for sale pursuant to Rule 144, assuming no exercise of the over-allotment option.

    The holders of approximately 1,418,188 of the shares of Common Stock outstanding after the offering and the holders of warrants and options to purchase approximately 374,783 shares of Common Stock have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their shares for a period of 120 days after the date of the Prospectus. Cowen & Company may, in its sole discretion, at any time without notice, release all or a portion of the shares subject to lock-up agreements. Following the closing of the offering, the holders of approximately 449,999 shares of Common Stock will be entitled to certain demand and piggyback registration rights with respect to such shares.

ABSENCE OF DIVIDENDS

    Since its inception, the Company has not paid cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to provide funds for business operations and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Pursuant to its Credit Agreement, dated April 28, 1995, as amended, with NationsBank of Texas, N.A. ("NationsBank"), neither the Company nor any of its subsidiaries may, directly or indirectly, make any cash or other distributions (such as dividends) on or in respect of any person's interest as a shareholder in the Company.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 1,500,000 shares of Common Stock offered by the Company in this offering are estimated to be $34,118,000 assuming a public offering price of $24.50 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. The Company intends to use the net proceeds of the offering first to fund the Acquisition (see "Acquisition of Bit 3") and then to pay down its long term debt. The total cash required to close the Acquisition will be $20.0 million. In addition, the Company currently has approximately $4.9 million of long term debt, excluding the current portion of that debt, primarily from its acquisition of GreenSpring in April 1995. This debt, with NationsBank of Texas, N.A. ("NationsBank"), matures on October 30, 1999 and carries an interest rate equal to NationsBank's prime rate plus 0.25% or LIBOR plus 2.5% in 30, 60 or 90 day options. In fiscal 1996, the average rate associated with this long term debt was approximately 10% per annum. The Company anticipates that the balance of the net proceeds will be added to working capital and used for general corporate purposes. The Company may also consider using any remaining offering proceeds for the acquisition of complementary businesses, products or technologies. However, the Company has no specific plans with respect to any such acquisition. Pending such uses, the Company intends to invest the net proceeds from this offering in short term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    Since its inception, the Company has not paid cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to provide funds for business operations and accordingly, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Pursuant to its Credit Agreement, dated April 28, 1995, as amended, with NationsBank, neither the Company nor any of its subsidiaries may, directly or indirectly, make any cash or other distributions such as dividends on or in respect of any person's interest as a shareholder in the Company.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SBSE." The following table sets forth for the periods indicated the high and low closing prices of the Company's Common Stock as reported by the Nasdaq National Market.

                                                                                 HIGH        LOW
                                                                               ---------  ---------
Fiscal Year 1995
  Quarter ended September 30, 1994...........................................  $    6.75  $    4.00
  Quarter ended December 31, 1994............................................       7.13       4.38
  Quarter ended March 31, 1995...............................................       5.00       3.75
  Quarter ended June 30, 1995................................................       5.25       4.00
Fiscal Year 1996
  Quarter ended September 30, 1995...........................................  $    9.00  $    5.00
  Quarter ended December 31, 1995............................................       8.94       7.13
  Quarter ended March 31, 1996...............................................      10.13       7.63
  Quarter ended June 30, 1996................................................      17.13       8.88
Fiscal Year 1997
  Quarter ended September 30, 1996...........................................  $   19.75  $   10.63
  Quarter ending December 31, 1996 (through October 21)......................      24.50      19.00

    The last sale price of the Company's Common Stock on October 21, 1996 as reported on the Nasdaq National Market was $24.50 per share. As of September 30, 1996, there were approximately 2,000 beneficial holders of the Company's Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to give effect to the sale by the Company of the 1,500,000 shares of Common Stock offered hereby, assuming an offering price of $24.50 per share, use of the estimated net proceeds to complete the Acquisition, the effect on earnings of the write-off of in-process research and development related to the Acquisition and the retirement of up to $6.2 million of the Company's long-term debt with any remaining proceeds retained by the Company for general corporate purposes. See "Acquisition of Bit 3," "Use of Proceeds" and "Pro Forma Combined Consolidated Financial Statements."

                                                                                           SEPTEMBER 30, 1996
                                                                                      ----------------------------
                                                                                                     PRO FORMA
                                                                                                         AS
                                                                                        ACTUAL     ADJUSTED(1)(2)
                                                                                      ----------  ----------------
                                                                                             (IN THOUSANDS)
Current portion of long term debt...................................................  $    1,477     $       --
Long term debt, less current portion................................................       4,915            204
                                                                                      ----------       --------
Shareholders' equity:
  Common Stock......................................................................       4,998         39,596
  Common Stock warrants.............................................................         180            180
Retained earnings...................................................................       7,256            643
                                                                                      ----------       --------
  Total shareholders' equity........................................................      12,434         40,419
                                                                                      ----------       --------
Total capitalization................................................................  $   24,154     $   49,815
                                                                                      ----------       --------
                                                                                      ----------       --------

------------

(1) See "Pro Forma Combined Consolidated Financial Statements."

(2) Based on the number of shares outstanding as of September 30, 1996. Excludes shares reserved for issuance under the Company's 1992, 1993, 1995, and 1996 Employee ISOPs, the 1993 Director and Officer Stock Option Plan and the 1996 Employee Stock Purchase Plan, of which 1,347,886 shares were subject to outstanding unexercised options at June 30, 1996 (804,283 shares under all ISOPs at an average exercise price of $8.77 per share, 148,500 shares under the 1993 Director and Officer Stock Option Plan at an average exercise price of $5.78 per share and 35,103 shares under the 1996 Employee Stock Purchase Plan at an average exercise price of $7.75 per share) and 360,000 shares an an exercise price of $4.50 per share reserved for issuance under outstanding warrants. Includes 100,000 shares which will be issued upon exercise of warrants, at an exercise price of $4.80 per share, and sold in this offering. See "Risk Factors--Potential Dilutive Effect of Outstanding Warrants and Options and Registration Rights."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                           OF SBS TECHNOLOGIES, INC.

    The following selected consolidated statement of operations data for the years ended June 30, 1994, 1995 and 1996, and consolidated balance sheet data as of June 30, 1995 and 1996 are derived from the Consolidated Financial Statements of the Company and Notes thereto, which have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this Prospectus. The following selected consolidated statement of operations data for the years ended June 30, 1992 and 1993 and consolidated balance sheet data as of June 30, 1992, 1993 and 1994 are derived from audited financial statements not included in this Prospectus. The following selected consolidated statement of operations data for the three month periods ended September 30, 1995 and 1996 and the balance sheet data as of September 30, 1996 are derived from the unaudited consolidated financial statements of the Company included herein. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and in the opinion of the Company, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and operating results for the unaudited periods. The following selected data should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto appearing elsewhere in this Prospectus.

                                                                                              THREE MONTHS
                                                                                            ENDED SEPTEMBER
                                                           YEAR ENDED JUNE 30,                    30,
                                               -------------------------------------------  ----------------
                                                1992     1993     1994     1995     1996     1995     1996
                                               -------  -------  -------  -------  -------  -------  -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Sales......................................  $ 2,542  $ 5,908  $10,197  $16,218  $31,332  $ 7,575  $11,263
  Cost of sales..............................    1,094    2,906    4,883    6,757   14,510    3,581    5,246
                                               -------  -------  -------  -------  -------  -------  -------
    Gross profit.............................    1,448    3,002    5,314    9,461   16,822    3,994    6,017
  Selling, general and administrative........      867    1,540    2,221    3,891    6,293    1,549    2,674
  Research and development...................      422      750    1,187    1,687    2,846      685      655
  Amortization of intangible assets..........       --      312      383      493      884      233      219
                                               -------  -------  -------  -------  -------  -------  -------
    Operating income from continuing
      operations.............................      159      400    1,523    3,390    6,799    1,527    2,469
  Interest expense, net of interest income...       --       12       14      188      830      281      149
                                               -------  -------  -------  -------  -------  -------  -------
  Income from continuing operations before
    income taxes.............................      159      388    1,509    3,202    5,969    1,246    2,320
  Income taxes...............................       86      220      638    1,357    2,387      524      928
                                               -------  -------  -------  -------  -------  -------  -------
    Income from continuing operations........       73      168      871    1,845    3,582      722    1,392
                                               -------  -------  -------  -------  -------  -------  -------
  Discontinued operations, net of tax(1).....      (33)     (35)     855   (1,781)      --       --       --
  Loss on disposal of discontinued
    operations, net of taxes(1)..............       --       --       --   (1,354)      --       --       --
                                               -------  -------  -------  -------  -------  -------  -------
  Income (loss) from discontinued
    operations(1)............................      (33)     (35)     855   (3,135)      --       --       --
                                               -------  -------  -------  -------  -------  -------  -------
  Net income (loss)..........................  $    40  $   133  $ 1,726  $(1,290) $ 3,582  $   722  $ 1,392
                                               -------  -------  -------  -------  -------  -------  -------
                                               -------  -------  -------  -------  -------  -------  -------
  Income (loss) per common and common
    equivalent share:
    Continuing operations....................     0.03     0.05     0.30     0.65     0.97     0.23     0.33
    Discontinued operations(1)...............    (0.01)   (0.01)    0.29    (1.10)      --       --       --
                                               -------  -------  -------  -------  -------  -------  -------
  Net income (loss) per common and common
    equivalent share.........................  $  0.02  $  0.04  $  0.59  $ (0.45) $  0.97  $  0.23  $  0.33
                                               -------  -------  -------  -------  -------  -------  -------
                                               -------  -------  -------  -------  -------  -------  -------
  Weighted average number of common and
    common equivalent shares outstanding.....    2,363    2,958    2,948    2,859    3,792    3,116    4,218

                                                                                   JUNE 30,
                                                             -----------------------------------------------------   SEPTEMBER 30,
                                                               1992       1993       1994       1995       1996          1996
                                                             ---------  ---------  ---------  ---------  ---------  ---------------
                                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital..........................................  $   3,218  $   2,542  $   3,188  $   3,320  $   8,233     $  10,146
  Intangible assets, net...................................        100      1,589      1,184      6,077      5,571         5,352
  Total assets.............................................      5,515     11,732     13,477     19,905     20,443        24,154
  Long-term debt, excluding current portion................          3        330        274      5,342      5,188         4,915
  Total shareholders' equity...............................      3,897      4,846      5,865      5,049     10,051        12,434

---------------
(1) In April 1995, the Company divested its flight simulation business and ceased operation in this line of business. The results of discontinued operations reflect the performance of this line of business on the Company's historical results of operations. The Company has exited from this business and believes there will be no material future charges associated with this discontinued business line. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of SBS Technologies, Inc.--Overview."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           OF SBS TECHNOLOGIES, INC.

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW

    The Company is a leading manufacturer of standard bus embedded computer components that perform a broad range of CPU, general purpose I/O and special purpose I/O interface applications. In 1988, the Company entered the embedded computing market with the development of its avionics interface board, which is used in ground-based avionics systems development and test applications. In 1992, the Company added a second embedded computer product line with the acquisition of BSI, a developer of telemetry interface circuit boards. In recent years, the Company has discontinued certain of its operations. From its inception in 1986 until 1995, the Company provided flight simulators for a variety of military aircraft to U.S. and foreign entities. In April 1995, following a decline in the defense industry, the Company divested this business and recorded a related charge of $2.3 million. Additionally, from 1987 through the first half of fiscal 1996, the Company provided engineering services that generated minimal revenue and profit. The Company has subsequently exited this business.

    Following completion of this offering, the Company will acquire Bit 3. Bit 3 is a manufacturer of computer networking and interconnection hardware for many of the most widely used computer architecture standards in the standard bus embedded computer market. In connection with the Acquisition, the Company will record an $11.0 million earnings charge expected to be recorded in the second fiscal quarter of 1997, the anticipated quarter for closing of the Acquisition. The earnings charge is based on an assessment by the Company, in conjunction with an independent valuation firm, of purchased technology of Bit 3. The assessment determined that $11.0 million of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. Based on the Company's historical financial performance and the historical financial performance of Bit 3, the Company currently expects to incur a significant net loss for the second fiscal quarter of 1997 as a result of the earnings charge. See "Acquisition of Bit 3," "Risk Factors--Acquisition of Bit 3," "Fluctuations in Operating Results; Expected Second Quarter Loss" and "Pro Forma Combined Consolidated Financial Statements."

RECENT ACQUISITIONS

    On April 28, 1995, the Company acquired GreenSpring, based in Menlo Park, California, for $7.5 million. GreenSpring is engaged in the design, development, manufacturing and marketing of general purpose I/O products utilized in multiple segments of the standard bus embedded computer market. The acquisition was accounted for as a purchase. The Company recorded $5.8 million in goodwill with $653,000 expensed through June 30, 1996 and the remainder expected to be expensed through June 30, 2005, the estimated benefit period. Net income and earnings per common and common equivalent share for fiscal 1994 would have been approximately $1.7 million and $0.56, respectively, had the acquisition taken place on July 1, 1993. Had the acquisition taken place on July 1, 1994, the Company's reported net loss and net loss per common and common equivalent share for fiscal 1995 would have been decreased by approximately $804,000 and $0.28, respectively.

    On August 19, 1996, the Company completed a pooling of interest transaction with LDG. LDG manufactures Intel processor-based CPU boards for the standard bus embedded computer market. The financial results of LDG are not included in the Company's Consolidated Financial Statements for the periods prior to July 1, 1996 as historical results did not have a material effect on combined consolidated results of operations. For its fiscal year ended March 31, 1996, LDG recorded sales of approximately $4.0 million and income from continuing operations of approximately $103,000.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain operating data as a percentage of sales.

                                                                                                        THREE MONTHS ENDED
                                                                       YEAR ENDED JUNE 30,                SEPTEMBER 30,
                                                              -------------------------------------  ------------------------
                                                                 1994         1995         1996         1995         1996
                                                              -----------  -----------  -----------  -----------  -----------
Sales.......................................................      100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales...............................................       47.9         41.7         46.3         47.3         46.6
                                                                  -----        -----        -----        -----        -----
  Gross profit..............................................       52.1         58.3         53.7         52.7         53.4
Selling, general and administrative.........................       21.8         24.0         20.1         20.4         23.7
Research and development....................................       11.6         10.4          9.1          9.0          5.8
Amortization of intangible assets...........................        3.8          3.0          2.8          3.1          2.0
                                                                  -----        -----        -----        -----        -----
Operating income from continuing operations.................       14.9         20.9         21.7         20.2         21.9
Interest expense, net of interest income....................        0.1          1.2          2.7          3.7          1.3
                                                                  -----        -----        -----        -----        -----
  Income from continuing operations before income taxes.....       14.8         19.7         19.0         16.5         20.6
Income taxes................................................        6.3          8.3          7.6          6.9          8.2
                                                                  -----        -----        -----        -----        -----
Income from continuing operations...........................        8.5%        11.4%        11.4%         9.6%        12.4%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----

THREE MONTHS ENDED SEPTEMBER 30, 1996 AND THREE MONTHS ENDED SEPTEMBER 30, 1995


    SALES. For the three month period ended September 30, 1996, sales increased 48.7%, or $3.7 million, from $7.6 million in the three months ended September 30, 1995 to $11.3 million. This increase was primarily attributable to the additional sales contributed by LDG, which was acquired on August 19, 1996, and pooled effective July 1, 1996, as well as increases from the Company's avionics and telemetry products. During the three month period ended September 30, 1996, prices for the Company's products remained firm and unit shipments increased.



    GROSS PROFIT. For the three month period ended September 30, 1996, gross profit increased 50.0%, or $2.0 million, from $4.0 million in the three months ended September 30, 1995 to $6.0 million. For the three month period ended September 30, 1996, gross margin increased to 53.4% of sales from 52.7% in the three months ended September 30, 1995. This increase was primarily due to the effects of additional sales volume and reductions in component material costs.


    SELLING, GENERAL AND ADMINISTRATION. For the three month period ended September 30, 1996, selling, general and administration expense increased 80.0%, or $1.2 million, from $1.5 million in the three months ended September 30, 1995 to $2.7 million and as a percentage of sales increased to 23.7% from 20.7% in the three months ended September 30, 1995. This increase was primarily the result of the inclusion of the results of LDG, management's decision to increase reserves and accruals due to the higher level of business activity and costs associated with acquisitions.

    RESEARCH AND DEVELOPMENT. For the three month period ended September 30, 1996, research and development expense decreased 4.3%, or $30,000, from $685,000 in the three months ended September 30, 1995 to $655,000 and as a percentage of sales decreased to 5.8% from 9.0% in the three months ended

September 30, 1995. This decrease was a result of expenditures relating to the completion of certain development programs during the 1996 fiscal year.

    AMORTIZATION OF INTANGIBLE ASSETS. For the period ended September 30, 1996, amortization of intangible assets decreased 6.0%, or $14,000, from $233,000 in the three months ended September 30, 1995 to $219,000. This decrease was a result of completing the amortization of intangible assets relating to the acquisition of Berg Systems International during the first quarter of fiscal 1996.

    INTEREST EXPENSE, NET OF INTEREST INCOME. For the period ended September 30, 1996, interest expense, net of interest income decreased 46.8%, or $131,000, from $280,000 in the three months ended September 30, 1995 to $149,000. This decrease was the result of the reduction in debt to finance the acquisition of Green Spring Computers, Inc.

    INCOME TAXES. For the period ended September 30, 1996, income taxes increased $404,000, or 77.1%, from $524,000 in the three months ended September 30, 1995 to $928,000, representing effective tax rates of 40% and 42%, respectively.

YEAR ENDED JUNE 30, 1996 COMPARED TO YEAR ENDED JUNE 30, 1995

    SALES. In fiscal 1996, sales increased 93.2%, or $15.1 million, from $16.2 million in fiscal 1995 to $31.3 million. This increase reflects a full year of sales in fiscal 1996 for GreenSpring, whereas fiscal 1995 sales include only two months of GreenSpring sales. As a result, $11.1 million in GreenSpring sales were reflected in fiscal 1996 compared to $1.5 million in fiscal 1995. In addition, sales of the Company's avionics and telemetry product lines increased by 37.5%, or $5.5 million, in fiscal 1996. The increases in sales in fiscal 1996 reflected increases in unit volume, new product introductions and the addition of new customers in all of the Company's product lines.

    GROSS PROFIT. In fiscal 1996, gross profit increased 77.8%, or $7.4 million, from $9.5 million in fiscal 1995 to $16.8 million, as a result of increased sales volume. In fiscal 1996, gross margin decreased to 53.7% of sales from 58.3% in fiscal 1995 as a result of a change in sales mix. While gross margins on the Company's avionics and telemetry products remained relatively constant in fiscal 1996, fiscal 1996 sales were comprised of a higher proportion of GreenSpring products, which generally yield lower gross margins than sales of the Company's other products. Reductions in component material costs in each of the Company's product lines partially offset the effect on gross margin of this shift in sales mix.

    SELLING, GENERAL AND ADMINISTRATIVE. In fiscal 1996, selling, general and administrative expense increased 61.7%, or $2.4 million, from $3.9 million in fiscal 1995 to $6.3 million. The increase resulted primarily from the addition of certain expenses of GreenSpring's operations, and additional staffing and promotional expenses related to the Company's avionics and telemetry product lines. However, selling, general and administrative expense decreased as a percentage of sales from 24.0% in fiscal 1995 to 20.1% in fiscal 1996, primarily due to a more rapid increase in sales than in selling, general and administrative expense.

    RESEARCH AND DEVELOPMENT. In fiscal 1996, research and development expense increased by 68.8%, or $1.2 million, from $1.7 million in fiscal 1995 to $2.9 million, reflecting the costs of GreenSpring's operations and the additional staffing required for new product development in the avionics product line. However, research and development expense decreased as a percentage of sales from 10.4% in fiscal 1995 to 9.1% in fiscal 1996, primarily due to a more rapid increase in sales than in research and development expense.

    AMORTIZATION OF INTANGIBLE ASSETS. In fiscal 1996, amortization of intangible assets increased 79.3%, or $391,000, from $493,000 in fiscal 1995 to $884,000 due to the increase in intangible assets related to the acquisition of GreenSpring.

    INTEREST EXPENSE, NET OF INTEREST INCOME. In fiscal 1996, interest expense, net of interest income, increased by 342%, or $642,000, from $188,000 in fiscal 1995 to $830,000 as a result of debt assumed late in fiscal 1995 as part of the acquisition of GreenSpring.

    INCOME TAXES. In fiscal 1996, tax expense increased 75.9%, or $1.0 million, from $1.4 million in fiscal 1995 to $2.4 million representing effective income tax rates of 40% and 42%, respectively. The lower effective tax rate in fiscal 1996 resulted primarily from the use of a foreign sales corporation.

YEAR ENDED JUNE 30, 1995 COMPARED TO YEAR ENDED JUNE 30, 1994

    SALES. In fiscal 1995, sales increased 59.1%, or $6.0 million, from $10.2 million in fiscal 1994 to $16.2 million. This increase resulted from a number of factors, including introduction of the PASS 1000 bus analyzer product in avionics, broader participation in defense-related programs and $1.5 million in sales of GreenSpring products included for the two months following its acquisition in April 1995.

    GROSS PROFIT. In fiscal 1995, gross profit increased 78.0%, or $4.2 million, from $5.3 million in fiscal 1994 to $9.5 million due to increased sales volume and improved gross margin. In fiscal 1995, gross margin increased from 52.1% of sales in fiscal 1994 to 58.3% of sales as a result of reductions in per unit component and labor costs, and more efficient amortization of manufacturing overheads resulting from increased volume.

    SELLING, GENERAL AND ADMINISTRATIVE. In fiscal 1995, selling, general and administrative expense increased 75.1%, or $1.7 million, from $2.2 million in fiscal 1994 to $3.9 million. The increase resulted from the addition of GreenSpring's costs, and increases in staffing and promotional expenses in the avionics and telemetry product lines. As a percentage of sales, selling, general and administrative expense increased from 21.8% in fiscal 1994 to 24.0% in fiscal 1995, reflecting expense incurred in anticipation of increased sales.

    RESEARCH AND DEVELOPMENT. In fiscal 1995, research and development expense increased by 42.1%, or $500,000, from $1.2 million in fiscal 1994 to $1.7 million reflecting the costs of additional staffing required for new product development in the avionics product line including the ABI V5, ABI V6 and PASS 1000 interface boards. However, research and development expense decreased as a percentage of sales from 11.6% in fiscal 1994 to 10.4% in fiscal 1995, primarily due to a more rapid increase in sales than in research and development expense.

    AMORTIZATION OF INTANGIBLE ASSETS. In fiscal 1995, amortization of intangible assets increased 28.8%, or $110,000, from $383,000 in fiscal 1994 to $493,000 due to the increase in intangible assets related to the acquisition of GreenSpring.

    INTEREST EXPENSE, NET OF INTEREST INCOME. In fiscal 1995, interest expense, net of interest income, increased by $173,000, or 1,183%, from $15,000 in fiscal 1994 to $188,000 as a result of debt assumed late in fiscal 1995 related to the acquisition of GreenSpring.

    INCOME TAXES. In fiscal 1995, tax expense increased 112.7%, or $719,000, from $638,000 in fiscal 1994 to $1.4 million, representing an effective income tax rate of 42% in each year.

QUARTERLY RESULTS

    The following tables present certain unaudited financial data for each of the five fiscal quarters ended September 30, 1996. These data have been derived from unaudited financial statements that, in the opinion of management, have been prepared on the same basis as the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial results herein. Such statement of operations data should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any previous quarter are not necessarily indicative of results for any future period. See "Risk Factors--Fluctuations in Operating Results; Expected Second Quarter Loss."

                                                                         THREE MONTHS ENDED
                                                    -------------------------------------------------------------
                                                     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,    SEPT. 30,
                                                       1995         1995         1996         1996        1996
                                                    -----------  -----------  -----------  -----------  ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Sales...........................................   $   7,575    $   7,443    $   7,896    $   8,418   $  11,263
  Cost of sales...................................       3,581        3,530        3,683        3,716       5,246
                                                    -----------  -----------  -----------  -----------  ---------
    Gross profit..................................       3,994        3,913        4,213        4,702       6,017
  Selling, general and administrative.............       1,549        1,486        1,560        1,698       2,674
  Research and development........................         685          678          705          778         655
  Amortization of intangible assets...............         233          213          222          216         219
                                                    -----------  -----------  -----------  -----------  ---------
    Operating income from continuing operations...       1,547        1,536        1,726        2,010       2,469
  Interest expense, net of interest income........         280          200          200          150         149
                                                    -----------  -----------  -----------  -----------  ---------
    Income from continuing operations before
      income taxes................................       1,247        1,336        1,526        1,860       2,320
  Income taxes....................................         524          560          560          743         928
                                                    -----------  -----------  -----------  -----------  ---------
    Income from continuing operations.............   $     723    $     776    $     966    $   1,117   $   1,392
                                                    -----------  -----------  -----------  -----------  ---------
  Net income per common and common share
    equivalents...................................   $    0.23    $    0.23    $    0.26    $    0.29   $    0.33
                                                    -----------  -----------  -----------  -----------  ---------
                                                    -----------  -----------  -----------  -----------  ---------

AS A PERCENTAGE OF SALES:
  Sales...........................................       100.0%       100.0%       100.0%       100.0%      100.0%
  Cost of sales...................................        47.3         47.4         46.6         44.2        46.6
                                                    -----------  -----------  -----------  -----------  ---------
    Gross profit..................................        52.7         52.6         53.4         55.8        53.4
  Selling, general and administrative.............        20.4         20.0         19.8         20.2        23.7
  Research and development........................         9.0          9.1          8.9          9.2         5.8
  Amortization of intangible assets...............         3.1          2.9          2.8          2.5         2.0
                                                    -----------  -----------  -----------  -----------  ---------
    Operating income from continuing operations...        20.2         20.6         21.9         23.9        21.9
  Interest expense, net of interest income........         3.7          2.7          2.5          1.8         1.3
                                                    -----------  -----------  -----------  -----------  ---------
    Income from continuing operations before
      income taxes................................        16.5         17.9         19.4         22.1        20.6
  Income taxes....................................         6.9          7.5          7.1          8.8         8.2
                                                    -----------  -----------  -----------  -----------  ---------
    Income from continuing operations.............         9.6%        10.4%        12.3%        13.3%       12.4%
                                                    -----------  -----------  -----------  -----------  ---------
                                                    -----------  -----------  -----------  -----------  ---------

    The Company tends to experience an increase in sales during its first fiscal quarter, which ends September 30, due to purchases made by U.S. government agencies and contractors at the end of the U.S. government's fiscal year, which also ends on September 30. The Company primarily experiences this effect in its avionics and telemetry product lines. Similarly, the Company tends to experience little or no growth in sales during its second fiscal quarter as sales dependent on U.S. government funding are often delayed during the start of the U.S. government's new fiscal year. However, as sales of its non-defense related product lines continue to grow in proportion to total sales the Company believes this seasonal effect will diminish.

    In connection with the Acquisition, the Company will record an $11.0 million earnings charge expected to be recorded in the second fiscal quarter of 1997, the anticipated quarter for the closing of the Acquisition. The earnings charge is based on an assessment by the Company, in conjunction with an independent valuation firm, of purchased technology of Bit 3. The assessment determined that $11.0 million of Bit 3's purchase price represented technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. Based on the Company's historical financial performance and the historical financial performance of Bit 3, the Company currently expects to incur a significant net loss for the second fiscal quarter of 1997 as a result of the earnings charge. See "Risk Factors--Acquisition of Bit 3," "Fluctuations in Operating Results; Expected Second Quarter Loss" and "Pro Forma Combined Consolidated Financial Statements."

LIQUIDITY AND CAPITAL RESOURCES

    The Company uses a combination of the sale of equity securities, internally generated funds and bank borrowings to finance its acquisitions, working capital requirements, capital expenses and operations.

    Cash totaled $2.1 million at September 30, 1996, an increase of $972,000 from June 30, 1996. Net cash provided by operating activities for the three months ended September 30, 1996 was $1.7 million. Increases in sales volume and demand for semiconductor parts during the three months ended September 30, 1996 have caused the Company to increase accounts receivable and inventory. In addition, liabilities increased in line with the current level of business activity. Net cash used in investing activities for the three months ended September 30, 1996 of $207,000 was primarily for the purchase of equipment. The Company utilized cash in financing activities of $491,000 primarily to repay portions of bank debt.


    On April 26, 1996, the Company amended its bank financing agreement with NationsBank, originally entered into in April 1995, to provide the Company with a $6.8 million term loan and a $2.5 million revolving line of credit. The term loan is a three year note with five year amortization maturing on October 30, 1999. This note refinanced a majority of the Company's outstanding debt, including the $1.0 million note previously payable to the former shareholders and option holders of GreenSpring entered into in April 1995 at the time the Company acquired GreenSpring. The revolving line of credit matures on October 30, 1997. The interest rate on the term loan is NationsBank's prime rate plus 0.25% or LIBOR plus 2.5% in 30, 60, or 90 day options. The interest rate of the revolving line of credit is NationsBank's prime rate or LIBOR plus 2.25% in 30, 60, or 90 day options. The amended financing agreement provides for a security interest by NationsBank in the Company's receivables, inventories, equipment and all other personal property and imposes certain performance ratios on the Company. These ratios include a current maturities ratio which requires that the Company's net earnings, plus depreciation and amortization expense for the preceding four quarters from time of measurement compared to the Company's current portion of its long-term debt, will not be less than a ratio of 2 to 1; a senior funded debt to EBITDA ratio which requires that the Company's total debt evidenced by promissory notes, loan agreements, bonds or similar instruments, but excluding subordinated debt, will not be greater than a ratio of 1.5 to 1 when compared to the Company's profit before tax plus interest, depreciation, and amortization expense for the preceding four quarters from time measurement; and a fixed charge coverage ratio requiring that the Company's income before tax plus interest expense and operating lease expense for the preceding four quarters from time of measurement will not be less than a ratio of 2 to 1 when compared to the Company's interest expense plus operating lease expense for the same preceding four quarters. The Company is also prohibited from disposing of or acquiring certain assets and businesses and from incurring additional debt, with certain exceptions, without the consent of the lender. At September 30, 1996, the Company was in compliance with all of the covenants of the amended financing agreement. The outstanding balance on the term loan with NationsBank at September 30, 1996 was $6.2 million, of which $5.0 million bears interest at LIBOR plus 2.5% (8.1% at September 30, 1996) and $1.2 million was at NationsBank's base rate plus 0.25% (8.5% at September 30, 1996). The term loan is payable in monthly installments of $112,500. As of September 30, 1996, there were no borrowings drawn on the revolving line of credit.


    Management believes that financial resources, including its internally generated funds, available bank borrowings and the net proceeds from this offering, will be sufficient to finance the Company's current operations and capital expenditures, excluding acquisitions, for the next twelve months.

    For the three most recent fiscal years, there has been no impact from inflation or changing prices to the Company's sales or income from continuing operations.

ACCOUNTING PRINCIPLES

    In October 1995, the FASB issued Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation." Under the provisions of FAS 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-rate-based method. Companies electing to continue using the intrinsic-value-based method must provide pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied. Management intends to continue to account for stock-based compensation using the stock-based method and, as such, does not believe FAS 123 will have an impact on the Company's results of operations or financial position. FAS 123 becomes effective in fiscal year 1997.

                       SELECTED FINANCIAL INFORMATION OF
                           BIT 3 COMPUTER CORPORATION

    The following selected statement of operations data for the years ended December 31, 1993, 1994 and 1995 and balance sheet data as of December 31, 1994 and 1995 are derived from the financial statements of Bit 3, which have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1991, 1992 and 1993 and as of September 30, 1996 and the selected statement of operations data for the years ended December 31, 1991 and 1992 and for the nine month period ended September 30, 1995 and 1996 have been derived from Bit 3's unaudited financial statements that have been prepared on the same basis as the audited financial statements and in the opinion of Bit 3, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and operating results for the unaudited periods. The following selected data should be read in conjunction with the Financial Statements of Bit 3 and Notes thereto elsewhere in this Prospectus.

                                                                                                NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                       -----------------------------------------------------  ----------------------
                                         1991       1992       1993       1994       1995       1995        1996
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Sales..............................  $   6,175  $   8,042  $  10,750  $  11,599  $  12,530  $   9,210   $  11,466
  Cost of sales......................      2,794      3,085      4,151      4,219      4,438      3,310       3,791
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
    Gross profit.....................      3,381      4,957      6,599      7,380      8,092      5,900       7,675
  Selling, general and
    administrative...................      1,300      1,321      1,473      1,661      1,857      1,294       1,284
  Research and development...........      1,575      1,621      1,596      1,531      1,571      1,118       1,480
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Income from operations.............        506      2,015      3,530      4,188      4,664      3,488       4,911
  Interest income....................         52         46         28         58         66         38          52
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Income before income taxes.........  $     558  $   2,061  $   3,558  $   4,246  $   4,730  $   3,526   $   4,963
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------

                                                                    DECEMBER 31,
                                                -----------------------------------------------------      SEPTEMBER 30,
                                                  1991       1992       1993       1994       1995              1996
                                                ---------  ---------  ---------  ---------  ---------  ----------------------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.............................  $   1,906  $   3,360  $   3,334  $   3,195  $   3,426        $    4,250
  Total assets................................      2,680      3,701      3,680      3,594      3,818             4,698
  Total shareholders' equity..................      2,242      3,599      3,579      3,395      3,590             4,384

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                         OF BIT 3 COMPUTER CORPORATION

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH BIT 3 FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF BIT 3'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. BIT 3'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW

    Bit 3 manufactures high performance computer bus interconnect hardware and software used in a wide variety of applications, including data acquisition, image and visualization processing, industrial process control, medical electronics, signal processing and system integration. Bit 3, founded in 1979, currently provides these interconnect products to a wide variety of commercial users. Sales to a major customer represented 19.2% of sales in 1995 and 22.1% of sales in the total first nine months ended September 30, 1996. Sales to a distributor serving the adapter market in Japan, represented 8.1% of sales in 1995 sales and 10.2% of total first nine months ended September 30, 1996. International sales accounted for approximately 17.0% of total sales in 1995.

    The results of operations for Bit 3 have been prepared using the accounting policies used by the Company. See Note 2 of "Notes to Bit 3's Financial Statements". During the period for the financial data contained herein, Bit 3 has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As a result, no provision has been made for federal or state income taxes, because the applicable tax liability or benefit is the responsibility of Bit 3's shareholders.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain operating data as a percentage of sales.

                                                                                          NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                        -------------------------------  --------------------
                                                          1993       1994       1995       1995       1996
                                                        ---------  ---------  ---------  ---------  ---------
Sales.................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales.........................................       38.6       36.4       35.4       35.9       33.1
                                                        ---------  ---------  ---------  ---------  ---------
  Gross profit........................................       61.4       63.6       64.6       64.1       66.9
Selling, general and administrative...................       13.7       14.3       14.8       14.0       11.2
Research and development..............................       14.8       13.2       12.5       12.1       12.9
                                                        ---------  ---------  ---------  ---------  ---------
  Income from operations..............................       32.9       36.1       37.3       38.0       42.8
Interest income.......................................        0.3        0.5        0.5        0.4        0.5
                                                        ---------  ---------  ---------  ---------  ---------
  Income before income taxes..........................       33.2%      36.6%      37.8%      38.4%      43.3%
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND NINE MONTHS ENDED SEPTEMBER 30, 1995

    SALES. For the nine months ended September 30, 1996, sales increased 24.5%, or $2.3 million, from $9.2 million in the nine months ended September 30, 1995 to $11.5 million. This increase was attributable to increased sales of new products and increased sales to existing customers.

    GROSS PROFIT. For the nine months ended September 30, 1996, gross profit increased 30.1%, or $1.8 million, from $5.9 million in the nine months ended September 30, 1995 to $7.7 million as a result of increased sales volume. For the nine months ended September 30, 1996, gross margin increased to 66.9% of sales, from 64.1% in the nine months ended September 30, 1995 primarily as a result of reductions in material costs and improved manufacturing efficiencies.

    SELLING, GENERAL AND ADMINISTRATIVE. For the nine months ended September 30, 1996, selling, general and administrative expense was unchanged from the nine months ended September 30, 1995. However, selling, general and administrative expense decreased as a percentage of sales from 14.0% in the nine months ended September 30, 1995 to 11.2% for the nine months ended September 30, 1996, primarily due to improved operating efficiencies achieved by holding personnel costs constant as sales increased.

    RESEARCH AND DEVELOPMENT. For the nine months ended September 30, 1996, research and development expense increased by 32.4%, or $362,000, from $1.1 million in the nine months ended September 30, 1995 to $1.5 million. Research and development expense increased as a percentage of sales from 12.1% in the nine months ended September 30, 1995 to 12.9% in the nine months ended September 30, 1996, primarily due to increased staffing.

    INTEREST INCOME. For the nine months ended September 30, 1996, other income increased by 36.8%, or $14,000, from $38,000 in the nine months ended September 30, 1995 to $52,000 as a result increased cash reserves in interest bearing accounts.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    SALES. In 1995, sales increased 8.0%, or $931,000, from $11.6 million in 1994 to $12.5 million. This increase was attributable to increased sales of new products, particularly Bit 3's PCI to VME adapter, and increased sales to existing customers.

    GROSS PROFIT. In 1995, gross profit increased 9.6%, or $712,000, from $7.4 million in fiscal 1994 to $8.1 million as a result of increased sales volume. In 1995, gross margin increased to 64.6% of sales, from 63.6% in fiscal 1994 primarily as a result of reductions in material costs.

    SELLING, GENERAL AND ADMINISTRATIVE. In 1995, selling, general and administrative expense increased 11.8%, or $196,000, from $1.7 million in 1994 to $1.9 million. Selling, general and administrative expense increased as a percentage of sales from 14.3% in 1994 to 14.8% in 1995 primarily due to increased advertising and trade show expense.

    RESEARCH AND DEVELOPMENT. In 1995, research and development expense increased by 2.6%, or $40,000, from $1.5 million in 1994 to $1.6 million. Research and development expense decreased as a percentage of sales from 13.2% in 1994 to 12.5% in 1995 primarily due to a more rapid increase in sales than in research and development expense.

    INTEREST INCOME. In 1995, interest income increased by 13.8%, or $8,000, from $58,000 in 1994 to $66,000 as a result increased cash reserves in interest bearing accounts.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    SALES. In 1994, sales increased 7.9%, or $849,000, from $10.8 million in 1993 to $11.6 million. This increase resulted from a number of factors including, increased sales of existing products, particularly the Sbus to VME adapter, and increased sales to two major customers.

    GROSS PROFIT. In 1994, gross profit increased 11.9%, or $781,000, from $6.6 million in 1993 to $7.4 million due to increased sales volume and improved gross margin. In 1994, gross margin increased from 61.4% of sales in 1993 to 63.6% of sales as a result of reductions in material costs.

    SELLING, GENERAL AND ADMINISTRATIVE. In 1994, selling, general and administrative expense increased by 12.8% or $188,000, from $1.5 million in 1993 to $1.7 million. The increase resulted from the addition of increased promotional and trade show expenses. As a percentage of sales, selling, general and administrative expense increased from 13.7% in 1993 to 14.3%.

    RESEARCH AND DEVELOPMENT. In 1994, research and development expense decreased by 4.1%, or $65,000, from $1.6 million in 1993 to $1.5 million reflecting the completion of certain product development programs to the pre-production stage. Research and development decreased as a percentage of sales from 14.8% to 13.2% primarily due to a more rapid increase in sales than in research and development expense.

    INTEREST INCOME. In 1994, interest income increased by $30,000, or 107.1%, from $28,000 in 1993 to $58,000 primarily as a result of increased cash reserves in interest bearing accounts.

    For the three most recent years, there has been no impact from inflation or changing prices to Bit 3's sales or income from continuing operations.

              PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
             SBS TECHNOLOGIES, INC. AND BIT 3 COMPUTER CORPORATION
                                  (UNAUDITED)

    The Company intends to acquire all the outstanding stock of Bit 3 using the net proceeds from this offering and, as required, additional debt or cash flow from Company operations. The unaudited Pro Forma Combined Consolidated Financial Statements reflect the following: (i) adjustment for the purchase accounting and estimated fair value allocation of the assets to be acquired and the obligations to be assumed; (ii) provision for income taxes as if the combined operations had been taxed as a C corporation for the period presented; (iii) the sale of the shares offered by the Company and the application of the anticipated net proceeds therefrom to reduce outstanding long term debt and increase working capital. The unaudited Pro Forma combined consolidated balance sheet as of September 30, 1996 was prepared as if the transaction had occurred at that date. The unaudited Pro Forma Statements of Operations for the 12 month period ended June 30, 1996 and the three month period ended September 30, 1996 prepared as if the Acquisition had occurred on July 1, 1995.

    In the opinion of Company management, all adjustments necessary to present fairly such Pro Forma Combined Consolidated Financial Statements have been made based on the proposed terms and structure of the Acquisition. The Company anticipates, however, that changes in the composition of the assets to be acquired and the liabilities to be assumed will occur due to changes in the ordinary course of the Company's business. The Company believes any related adjustments will not be material to the Pro Forma Combined Consolidated
Financial Statements. Certain of the Pro Forma adjustments are based on the price per share of the Company's Common Stock on the date of completing the offering. The adjustments included in the following Pro Forma Combined Consolidated Financial Statements are based upon an assumed offering price of $24.50 per share. To the extent that the actual price per share and net proceeds after deducting underwriting discounts and commissions and offering expenses payable by the Company to the Company are not the same as the assumed price, the related adjustments will differ.

    These unaudited Pro Forma Combined Consolidated Financial Statements are not necessarily indicative of what actual results would have been had the transactions occurred at the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company.

    These unaudited Pro Forma Combined Consolidated Financial Statements should be read in conjunction with the accompanying notes and with the financial statements and notes thereto of the Company and Bit 3, respectively, included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of SBS Technologies, Inc." and "Management's Discussion and Analysis of Results of Operations of Bit 3 Computer Corporation."

          PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET (UNAUDITED)(A)

                                                        SEPTEMBER 30, 1996
                                                       --------------------   PRO FORMA
                                                          SBS       BIT 3    ADJUSTMENTS   PRO FORMA
                                                       ---------  ---------  -----------  -----------
                                                                       (IN THOUSANDS)
                                               ASSETS
Current assets:
  Cash and cash equivalents..........................  $   2,102  $   1,210   $   8,026(b)  $  11,338
  Receivables........................................      7,717      1,743                    9,460
  Inventories........................................      6,425      1,593                    8,018
  Deferred income tax................................        344                                 344
  Prepaid expenses...................................        224         18                      242
  Other current assets...............................        138                                 138
                                                       ---------  ---------  -----------  -----------
    Total current assets.............................     16,950      4,564       8,026       29,540

Property and equipment, net..........................      1,764        134                    1,898
Intangible assets:
  Pre-acquisition intangible assets, net.............      5,352                               5,352
  Excess of estimated cost of acquisition over the
    estimated fair value of the assets acquired......                             8,531(c)      8,531
                                                       ---------  ---------  -----------  -----------
  Intangible assets, net.............................      5,352                  8,531       13,883
                                                       ---------  ---------  -----------  -----------
Deferred income taxes................................         56                  4,406(d)      4,462
Other assets.........................................         32                                  32
                                                       ---------  ---------  -----------  -----------
    Total assets.....................................  $  24,154  $   4,698   $  20,963    $  49,815
                                                       ---------  ---------  -----------  -----------
                                                       ---------  ---------  -----------  -----------


                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long term debt..................  $   1,477              $  (1,477)(e)         --
  Accounts payable...................................      1,995  $     115                $   2,110
  Accrued liabilities................................      1,921        199       3,550(f)      5,670
  Income taxes payable...............................        791                                 791
  Other current liabilities..........................        557                                 557
  Reserve for discontinued operations................         64                                  64
                                                       ---------  ---------  -----------  -----------
    Total current liabilities........................      6,805        314       2,073        9,192
Long term debt, less current portion.................      4,915                 (4,711)(e)        204
                                                       ---------  ---------  -----------  -----------
    Total liabilities................................     11,720        314      (2,638)       9,396

Stockholders equity:
  Common stock.......................................      4,998         20      34,578(g)     39,596
  Common stock warrants..............................        180                                 180
  Retained earnings..................................      7,256      4,364     (10,977)(h)        643
                                                       ---------  ---------  -----------  -----------
    Total stockholders' equity.......................     12,434      4,384      23,602       40,419
                                                       ---------  ---------  -----------  -----------

    Total liabilities and stockholders' equity.......  $  24,154  $   4,698   $  20,963    $  49,815
                                                       ---------  ---------  -----------  -----------
                                                       ---------  ---------  -----------  -----------

                                                    (see accompanying footnotes)

    PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)(A)


                                                                       YEAR ENDED
                                                                     JUNE 30, 1996             PRO FORMA
                                                                  --------------------  ------------------------
                                                                     SBS       BIT 3    ADJUSTMENTS   COMBINED
                                                                  ---------  ---------  -----------  -----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...........................................................  $  31,332  $  14,187                $  45,519
Cost of sales...................................................     14,510      4,682                   19,192
                                                                  ---------  ---------               -----------
    Gross profit................................................     16,822      9,505                   26,327
Selling, general and administrative.............................      6,293      1,837   $  11,000(m)     19,130
Research and development........................................      2,846      1,881                    4,727
Amortization of intangible assets...............................        884         --         975(i)      1,859
                                                                  ---------  ---------  -----------  -----------
  Operating income from continuing operations...................      6,799      5,787     (11,975)         611
Interest expense (income), net..................................        830        (76)       (960)(j)       (206)
                                                                  ---------  ---------  -----------  -----------
  Income from continuing operations before income taxes.........      5,969      5,863     (11,015)         817
Income taxes....................................................      2,387      2,345(k)     (4,406)(d)        326
                                                                  ---------  ---------  -----------  -----------
  Income from continuing operations.............................  $   3,582  $   3,518   $  (6,609)   $     491
                                                                  ---------  ---------  -----------  -----------
                                                                  ---------  ---------  -----------  -----------
Common and common equivalent shares outstanding.................      3,792                               5,144
Income per common and common equivalent share from continuing
 operations(l)..................................................  $    0.97                           $    0.10
                                                                  ---------                          -----------
                                                                  ---------                          -----------


                                                                   THREE-MONTHS ENDED
                                                                   SEPTEMBER 30, 1996          PRO FORMA
                                                                  --------------------  ------------------------
                                                                     SBS       BIT 3    ADJUSTMENTS   COMBINED
                                                                  ---------  ---------  -----------  -----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...........................................................  $  11,263  $   3,829                $  15,092
Cost of sales...................................................     (5,246)    (1,398)                   6,644
                                                                  ---------  ---------               -----------
    Gross profit................................................      6,017      2,431                    8,448
Selling, general and administrative.............................      2,674        419                    3,093
Research and development........................................        655        488                    1,143
Amortization of intangible assets...............................        219         --   $     244(i)        463
                                                                  ---------  ---------  -----------  -----------
  Operating income from continuing operations...................      2,469      1,524         244        3,749
Interest expense (income), net..................................        149        (18)       (240)(j)       (109)
                                                                  ---------  ---------  -----------  -----------
  Income from continuing operations before income taxes.........      2,320      1,542          (4)       3,858
Income taxes....................................................        928        617(k)                 1,545
                                                                  ---------  ---------  -----------  -----------
  Income from continuing operations.............................  $   1,392  $     925   $      (4)   $   2,313
                                                                  ---------  ---------  -----------  -----------
                                                                  ---------  ---------  -----------  -----------
Common and common equivalent shares outstanding.................      4,218                               5,649
Income per common and common equivalent share from continuing
 operations(l)..................................................  $    0.33                           $    0.41
                                                                  ---------                          -----------
                                                                  ---------                          -----------

                                                    (see accompanying footnotes)

   NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

(a) See introductory paragraphs under "Pro Forma Combined Consolidated Financial Statements."

(b) Adjustment to cash consists of the following:

    Net proceeds from the offering...................................................  $  34,118
    Capital adjustment to Bit 3 net equity of $3.25 million..........................     (1,134)
    Cash used at closing.............................................................    (20,450)
    Use of extra cash to eliminate long term debt....................................     (6,188)
    Interest adjustment resulting from increased cash and reduced debt...............      1,200
    Proceeds from exercise of warrants...............................................        480
                                                                                       ---------
    Total adjustment                                                                   $   8,026
                                                                                       ---------
                                                                                       ---------

(c) Excess of estimated cost of acquisition over the estimated fair value of assets acquired:

Purchase price.......................................................................  $  24,000
Estimated acquisition costs..........................................................        450
Less:
  In-process research and development................................................    (11,000)
  Bit 3 net assets at closing per the acquisition agreement..........................     (3,250)
  Discount on notes payable to selling shareholders..................................       (450)
                                                                                       ---------
Intangible assets, including goodwill................................................  $   9,750
                                                                                       ---------
Amortization.........................................................................     (1,219)
Pro forma intangible assets, including goodwill......................................  $   8,531
                                                                                       ---------
                                                                                       ---------

(d) Change in income tax resulting from income charges due to the net of increased amortization of intangible assets associated with the Bit 3 purchase, interest income and interest savings resulting from elimination of long term debt as a result of the offering on a pro forma basis.

(e) Payment of long term debt financed by cash from the net proceeds from this offering in excess of cash required at closing.

(f) Liability for future payments to Sellers, see "Acquisition of Bit 3."

(g) Increase in Common Stock from the sale by the Company of 1,500,000 shares at an assumed public offering price of $24.50 per share, less Underwriting Discounts and Commissions and estimated expenses, proceeds from exercise of warrants and the elimination of Bit 3 Common Stock.

(h) Adjustment to eliminate the net investment of Sellers in Bit 3 and the income effects of other pro forma adjustments.

(i) Amortization of assets in (c) above, $975 for the year ended June 30, 1996 and $244 for the three months ended September 30, 1996.

(j) Interest adjustment in (b) above, $960 for the year ended June 30, 1996 and $240 for the three months ended September 30, 1996.

(k) Bit 3 income tax when taxed as a C Corporation at a 40% effective income tax rate.

(l) The Company's earnings per common and common equivalent share are based on the weighted average shares of common stock and, if dilutive, common equivalent shares (options and warrants) outstanding during the period.

   The numbers of shares used in the earnings per share computations for SBS and pro forma combined consolidated earnings per share are as follows:

                                                                               JUNE 30, 1996             SEPTEMBER 30, 1996
                                                                         --------------------------  --------------------------
                                                                                       PRO FORMA                   PRO FORMA
                                                                                       COMBINED                    COMBINED
                                                                            SBS      CONSOLIDATED       SBS      CONSOLIDATED
                                                                         ---------  ---------------  ---------  ---------------
                                                                                             (IN THOUSANDS)
Weighted average shares of common stock outstanding during the year....      3,018         4,516         3,394         4,894
Common equivalent shares--assumed exercise of options and warrants.....      1,378         1,378         1,503         1,503
Shares assumed to be repurchased with proceeds from exercise subject to
 20% of average shares outstanding maximum.............................       (604)         (752)         (679)         (748)
                                                                         ---------         -----     ---------         -----
    Total common and common equivalent shares..........................      3,792         5,142         4,218         5,649
                                                                         ---------         -----     ---------         -----
                                                                         ---------         -----     ---------         -----


(m) Earnings change related to Bit 3 in process research and development expensed in connection with the Acquisition.

                                    BUSINESS

GENERAL

    The Company is a leading manufacturer of standard bus embedded computer components that perform a broad range of CPU, general purpose I/O and special purpose I/O interface functions. The Company capitalizes on its design expertise and customer service capabilities to enhance product quality and reduce time to market for OEM customers. The Company is seeking to enhance its product offerings and has entered into a definitive agreement to acquire Bit 3, a manufacturer of high-performance bus interconnect hardware that enables embedded computers of differing standards to communicate. The Company will fund the $24.0 million acquisition primarily with the net proceeds of this offering. See "The Acquisition of Bit 3."

    The Company's objective is to become a leading supplier of board level components to the standard bus embedded computer market. The Company intends to continue its growth through a combination of internal growth and acquisitions. Internal growth is achieved through expanding its existing product lines through new product development and increasing penetration of its existing customer base. The Company currently participates in a number of attractive markets, including the Intel-based VME CPU board market, the IP market in general purpose I/O, the telemetry interface market and the MIL-STD-1553 avionics interface market. The Acquisition will add a line of bus interconnect products for a variety of standard bus embedded computer buses to the Company's current product offerings.

    The Company sells its products through a combination of direct sales and independent manufacturers' representatives. The Company's products serve a broad range of functions including commercial, communications, industrial automation, medical device, military and space, test and measurement and transportation. Customers include The Boeing Company, Caterpillar, Inc., Eastman Kodak Company, General Electric Company and Lockheed Martin Corporation. International sales constituted approximately 16% of the Company's sales in fiscal 1996. Bit 3 currently provides interconnect products to a wide variety of commercial users including Digital Equipment Corporation, General Electric Company, Lockheed Martin Corporation and Rockwell International Corporation.

INDUSTRY BACKGROUND

    In recent years, development of electronics and semiconductor technology has fueled rapid growth in sales of electronics products and systems. This growth has resulted from the emergence of new markets such as cellular telephones and personal computers, as well as the application of electronics technology in existing markets such as factory automation, medical instrumentation, test and measurement systems, telecommunications, transportation and retailing. The rapid proliferation of increasingly complex electronics applications and the widespread trend toward outsourcing of electronics subsystems by product manufacturers have created attractive markets for experienced, highly-focused developers and manufacturers of electronics subsystems and components.

    EMBEDDED COMPUTER MARKET. Embedded computers, which are computers that comprise part of larger systems and which often perform functions such as data I/O and system communication and control, represent an important segment of the electronics market. Examples of embedded computers include the computer board that operates an automated teller machine and the computer system that operates a factory. Embedded computers differ from computers targeted at business applications in several key respects, including the following:

    - Embedded computers are integrated into larger systems and perform a single function or a closely related group of functions, such as I/O and data processing, with high degrees of repeatability, accuracy and reliability.

    - Embedded computers are design-specific solutions that require substantial engineering expertise and a comprehensive understanding of the individual product into which they are incorporated.

    - Unlike PC products, which have experienced and will likely continue to experience short product cycles, typical embedded computer solutions have an extended product life reflecting the long life cycles of the products into which embedded computers are typically incorporated and the manufacturer's desire to maintain a stable product configuration.

    - Embedded computers must often adhere to specific requirements, including size, reliability and ability to withstand the demands of extreme operating environments.

    - Embedded computers typically represent only a small portion of the overall cost of the larger systems into which they are incorporated.

As a result, the Company believes that performance, reliability, supplier stability and customer support, rather than price, are often the primary factors in a decision to purchase a particular embedded computer solution.

    A typical embedded computer application consists of an element, such as a machine tool, to be controlled by or interfaced with the embedded computer, input boards to transfer status data from the element into the embedded computer, one or more processor boards to take the status data from the input boards and select an appropriate action for the element to perform and output boards to send control instructions back to the element. Embedded computers also often incorporate a user interface through which an operator can control or monitor the embedded computer manually. Additionally, multiple embedded computers of similar or differing architectures are often interconnected to create larger systems. An example is the interconnection of multiple computer controlled machines to automate an entire factory. A typical embedded computer architecture is illustrated by the diagram below which illustrates the use of the Company's products.

                             [NEW GRAPHIC TO COME]

    OEMs requiring embedded computers either construct systems based on standard bus designs together with off-the-shelf I/O, processor and memory modules, or they develop custom or proprietary solutions. Standard bus solutions generally enable product designers to develop systems quickly and with a high degree of confidence in the reliability of the solution, to capitalize on the lower cost of industry-standard components and to modify designs easily so that a single product design can serve multiple applications. As a result of these factors, standard bus systems today constitute a large and growing portion of the embedded computer market. According to a recent industry study, BOARD-LEVEL EMBEDDED COMPUTER MARKETS AND TRENDS, the standard bus embedded computer market is projected to grow from approximately $2.5 billion in 1995 to approximately $3.9 billion in 1999.

    The most popular embedded computer standard today is VME, which is widely used in aerospace and military, telecommunications, networking, industrial automation and control, medical instruments and automated test and measurement applications. According to BOARD-LEVEL EMBEDDED COMPUTER MARKETS AND TRENDS, theVME-bus embedded computer market is projected to grow from approximately $1.2 billion in 1995 to approximately $2.3 billion in 1999.The modular nature of standard bus embedded computers, their wide range of applications and the variety of bus architectures available have resulted in a highly fragmented market. The variety of standard bus embedded computer architectures supports a growing market for products that interconnect various types of standard bus embedded computers.

    The modular nature of standard bus embedded computers, their wide range of applications and the variety of bus architectures available have resulted in a highly fragmented market. The variety of standard bus embedded computer architectures supports a growing market for products that interconnect various types of standard bus embedded computers. The acceptance of embedded computers among industrial product OEMs and the fragmentation of embedded computer standards have also created a need for interconnection equipment between individually incompatible embedded computer systems. This need has led to the development of a growing set of products that support interconnection and networking between various types of standard bus embedded computers.

    TREND TOWARD OUTSOURCING. In recent years, the increasing complexity of electronics subsystems and components, together with a widespread trend in many companies to focus on core competencies, has led to growth in outsourcing the design and manufacture of electronic components and subsystems by OEMs. The increasing complexity of the design and manufacture of electronics components and subsystems can require extensive research and divert valuable resources away from the core competencies of an OEM. An OEM that designs and manufactures an embedded computer internal typically maintains a specialized design staff, an
investment   of  inventory  of  components,   and  a  specialized  manufacturing
capability. To address the challenges created by the increasing complexity of key electronics components and subsystems, such as embedded computers, and to focus on their core areas of competency, a growing number of OEMs are outsourcing the design and manufacture of complex embedded computer solutions. As a result, the Company believes there is a significant opportunity to provide OEMs with cost-effective, reliable and high value-added embedded computer solutions.

SBS' STRATEGY

    The Company is a leading manufacturer of standard bus embedded computer components that perform a broad range of CPU, general purpose I/O and special purpose I/O interface applications. The Company capitalizes on its design expertise and customer service capabilities to enhance product quality and reduce time to market for OEM customers. The Company's objective is to become a leading supplier of board level components to the standard bus embedded computer market. The Company believes that multiple applications associated with this market and its fragmented nature provide numerous opportunities for the Company to expand the scope of its activity. Key elements of the Company's strategy are:

    - EXPAND MARKET PENETRATION THROUGH INTERNAL GROWTH. The Company has achieved internal growth in each of its principal product lines through a combination of new product development and increased sales of existing products to new and existing customers. By increasing the direct sales capability of the companies it has acquired, cross-selling to its existing customers and to customers gained through acquisitions, and continuing to update its existing products with state of the art technology, the Company has been able to expand its available market and increase penetration of its customer base. For example, after the Acquisition, the Company intends to expand Bit 3's marketing focus from catalogue sales to include increased emphasis on direct sales and thereby offer a wide range of complementary I/O, CPU and interconnect solutions to both the Company's existing customers and Bit 3's customers. The Company seeks to expand its product offerings to accommodate popular embedded computer bus standards. The Company currently has products serving the VME and ISA bus marketplaces and is developing products compatible with compact PCI bus formats.

    - COMPLEMENT INTERNAL GROWTH THROUGH ACQUISITION. The Company has developed its business through the acquisition of embedded computer companies with product lines compatible with its own. As a result, the Company is able to offer integrated solutions to its customers and to enter a number of complementary markets. The Company's acquisitions of BSI, GreenSpring and LDG have enabled the Company to expand from its initial specialized applications markets into larger and broader markets. The Company views the Acquisition as a key step in its acquisition growth strategy.

    - CONTINUED TECHNOLOGY INTEGRATION. The Company invests in research and development to improve product performance, extend its product offerings, serve new applications and develop new products for its existing customers. Existing products are regularly upgraded to incorporate advanced digital technology and to maintain state of the art performance. As a result of its efforts to increase product performance, the Company has also been able to reduce product size and cost through the use of state of the art components. The Company seeks to share technology between its divisions to reduce development costs, development risks and time to market.

    - EMPHASIZE CUSTOMER SUPPORT. Because of the critical nature of many of the applications for the Company's products and the complex nature of the systems into which they are incorporated, comprehensive and timely customer support are important aspects of a customer's purchase decision. The Company provides extensive customer support to assist in the integration of its products into customer systems. This support can include providing on-site, applications engineering assistance at no cost. The Company believes that this focus on customer support has contributed to high levels of repeat business and has helped expand sales of the Company's products throughout its customers' organizations.

    - EXPAND INTERNATIONAL SALES. Currently, the Company derives approximately 16% of its revenue from international sales, primarily in Europe, Canada and the Far East. In 1996, the Company opened its first international office in Scotland to service the European market. The Company seeks to extend its sales penetration through a combination of international distributions and sales representatives' networks, potential international acquisitions, certifying its products to international standards and opening additional international Company sales offices.

SBS' PRODUCTS

    The Company's primary product lines are divided into two groups: general purpose products including CPU products and general purpose I/O products, and special purpose products including telemetry and avionics interface products. The Acquisition will add bus interface products to the Company's general purpose product grouping.

    GENERAL PURPOSE PRODUCTS

    CPU PRODUCTS. The Company entered the standard bus embedded computer CPU board market with its acquisition of LDG in August 1996. CPU boards contain the computational functionality of an embedded computer system. The Company produces CPU boards for the VME segment of the embedded computer market, the most widely accepted bus standard in the industry. The VME CPU board market can be segmented by processor type. The largest segment is made up of boards designed around the Motorola 680x0 series processors, upon which the VME standard was based. A growing segment is comprised of boards based on Intel 80x86 and Pentium processors which provide access to the large base of Windows and Windows NT software available from the PC market. The CPU boards sold by LDG are based on Intel 80x86 and Pentium processors and are focused on the market for "Wintel" CPU board products in the VME marketplace. In August 1996, the Company began shipment of its single-slot

Pentium-based   VME   board.  At   present,   the  Company   offers   six  Intel
processor-based CPU boards ranging in price from approximately $2,500 to approximately $8,500.

    GENERAL PURPOSE I/O PRODUCTS. In April 1995, the Company purchased GreenSpring, a leading developer and producer of I/O modules known as IndustryPacks ("IPs"). IPs are small mezzanine boards that plug onto an embedded computer board and provide specific types of I/O for embedded computer systems. GreenSpring pioneered the development of the IP as a modular I/O solution for Motorola's MVME162 processor board, which is becoming the most widely used processor board in the VME market. The Company has continued to expand the market for IP products by introducing a line of carrier cards for VME systems that can accommodate up to four IPs. This allows system designers to use IPs even if they do not use Motorola MVME162 products. The Company's offerings currently include VME, PCI, compact PCI and ISA bus carrier cards. GreenSpring's product line of over 100 I/O products service a wide range of applications in the embedded computer market including analog I/O, bus interface functions, digital/ parallel I/O, motion control, telecommunications/serial I/O, telecommunications products, video/graphics adapters and temperature measurement with prices ranging from approximately $350 to approximately $3,500.

    SPECIAL PURPOSE PRODUCTS

    TELEMETRY PRODUCTS. In August 1992, the Company purchased BSI, a major supplier of telemetry interface equipment for the embedded computer market. Telemetry is the process used to send and receive digital data via radio waves. The Company's telemetry interface products allow computers to receive, interpret and process telemetry data. Telemetry is often used to transmit data from some object under test, such as an aircraft, to a receiving station while the test is underway. This allows engineers to monitor test performance in real time, often decreasing total test costs and enhancing test safety. Use of this technology has expanded to include continuous monitoring of remote sites and transmission of digital data from satellites to the earth. BSI pioneered the concept of using special purpose interface boards for telemetry ground station applications based on standard bus embedded computers. BSI has expanded its product offerings to include specialized equipment designed to receive and process satellite data. The Company's telemetry products serve a specialized market and include a significant software component. BSI sells approximately 30 products for the VME and ISA bus telemetry markets at prices ranging from approximately $1,600 to approximately $41,000.

    AVIONICS INTERFACE PRODUCTS. The Company's avionics products interface an embedded computer system with the MIL-STD-1553 avionics bus used in a wide variety of military and space applications including aircraft, missiles, ground vehicles, the International Space Station, the Space Shuttle and naval vessels. Initial applications for the Company's products were support of system development, system testing and simulation. Over the past several years, the Company has expanded its product line to include ruggedized interface products that are used in operational systems, and monitor and test systems that can be used as diagnostic tools for operational systems. Like its telemetry products, the Company's avionics products occupy a niche market and include a significant software component. The Company offers approximately 20 avionics interface boards at prices ranging from approximately $4,000 to approximately $20,000.

    The Company also produces a judgmental use of force product. This product utilizes an embedded computer in a device to train police officers and military personnel in proper responses to crisis situations.

BIT 3 COMPUTER CORPORATION

    A significant portion of the net proceeds from this offering will be used to acquire Bit 3. See "Acquisition of Bit 3" and "Use of Proceeds." Bit 3 was incorporated in 1980 and its management recognized early on that the rapid expansion of microprocessor-based industrial computers had resulted in the proliferation of a number of different computer architecture standards. Bit 3 identified a market for products that interface and network industrial computers designed around different computer architectures. In 1983, Bit 3 introduced its first adapter product, an interface device to connect IBM PC equipment with Multibus architecture computers. Since then, Bit 3 has expanded its product line to include computer networking and interconnection hardware for many of the popular computer architecture standards used in the standard bus embedded computer market, including VME, Sbus, ISA, EISA, Micro Channel, GIO, TURBOCHANNEL, PCI, Multibus and Qbus. Currently, the majority of Bit 3's new product development is focused on VME, PCI and compact PCI bus designs. The development of Bit 3's new products is driven by the emergence of significant new bus specifications and applications.

    Bit 3 produces high performance bus interconnect hardware and software products that are used in a wide variety of applications, including data acquisition, image and visualization processing, industrial process control, medical electronics, signal processing and system integration. Bit 3's typical customer uses bus adapter products, because of the need for high speed, low-latency interconnections between computer platforms. This connectivity cannot be provided at the required performance levels by common local area networking solutions, such as Ethernet or Token Ring, nor can it in most cases be provided by higher speed protocols, such as ATM or FDDI. Bit 3 currently provides interconnect products to a wide variety of commercial users. Bit 3's customers include Digital Equipment Corporation, General Electric Company, Lockheed Sanders, Soliton Systems and Westinghouse Electric Corporation. Sales to General Electric represented approximately 19.2% and 22.1% of Bit 3's sales for the twelve months ended December 31, 1995 and the nine months ended September 30, 1996, respectively. A decrease in sales to General Electric could materially adversely affect Bit 3's business.

    The Company believes that Bit 3's products, technology and customers are synergistic with its existing businesses, particularly its general purpose CPU and I/O products. As with its other businesses, the Company intends to actively pursue cross selling opportunities between its existing product lines, including those acquired with Bit 3. It also believes that the computer interconnect market will continue to grow as the use of standard bus embedded computers proliferates and that it can participate in this growth through active marketing of Bit 3 products. However, there can be no assurance that any synergy will take place between Bit 3 and the Company's existing product lines or that Bit 3 will experience future growth or remain at its current level of sales and profitability in the future. See "Risk Factors--Acquisition of Bit 3."

    Achieving the anticipated benefits of the Acquisition will depend upon whether the integration of the two companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The integration of Bit 3 will require, among other things, integration of the Company's and Bit 3's respective product offerings and the coordination of their sales and marketing and research and development efforts. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations. The inability of management to successfully integrate the operations of the Company and Bit 3 could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Acquisition of Bit 3."

APPLICATIONS AND CUSTOMERS

    The Company's broad range of products support a wide range of applications. In fiscal 1994, 1995 and 1996, no one customer exceeded 10% of the Company's sales. The following table highlights some of the Company's representative customers and their applications utilizing the Company's products.

                  APPLICATION                            CUSTOMER           COMPANY PRODUCT
-----------------------------------------------  -------------------------  ----------------
COMMERCIAL AND INDUSTRIAL APPLICATIONS
    Airport Ground Traffic Control               Norden/Westinghouse        CPU
    "C" Size Copier                              Xerox                      I/O
    Color Proof Copier                           Eastman Kodak              I/O
    Currency Inspection System                   Currency Systems           CPU
    Document Scanner                             General Scanning           I/O
    Heavy Machinery Testing                      Caterpillar                Telemetry
    Semiconductor Handler                        Delta Design               I/O
    Turbine Control System                       GE Motors                  CPU

                  APPLICATION                            CUSTOMER           COMPANY PRODUCT
-----------------------------------------------  -------------------------  ----------------
COMMUNICATIONS
    Cellular Telephone Systems                   ArgoSystems                CPU
    Commercial Satellite Testing                 Loral Test & Information   Telemetry
    Communications Satellite Testing             TRW                        Telemetry
    GSP Testing                                  Aerospatiale               Telemetry
    SS7 Telephone Protocol                       Undisclosed                I/O
    Telephone Protocol                           Undisclosed                I/O
    Telephone Switch Billing System              ACECOM                     I/O
INDUSTRIAL AUTOMATION
    Animatronics                                 Walt Disney                I/O
    Automotive Brake Tester                      Burke Porter Machinery     CPU
    Automotive Wheel Alignment                   Burke Porter Machinery     CPU
    Carpet Manufacturer Process Control          MOOG                       I/O
    Packaging Machinery                          Triangle Package           I/O
                                                  Machinery
    PLC Co-processor                             GE Fanuc                   CPU
    Robot Control                                Adept Technology           I/O
    Semiconductor Trim Equipment                 Control Automation         CPU
MEDICAL DEVICES
    Blood Analyzer                               IGEN                       I/O
    Blood Analyzer                               Helena Laboratories        CPU
    Ventilators Display                          NellCor                    I/O
MILITARY AND SPACE APPLICATIONS
    Ariane V System Test and Simulation          Aerospatiale               Avionics
    Ariane V Test Support                        Lockheed Martin            Telemetry
    B-2 Flight Testing                           Northrop Grumman           Telemetry
    C-17 Aircraft Testing                        McDonnell Douglas          Telemetry
    Satellite Imaging                            TRW                        Telemetry
TEST AND MEASUREMENT APPLICATIONS
    Cyclotron Controller                         Univ. of Wisconsin         I/O
    Particle Collision and Detection System      CERN                       I/O
    Temperature Control                          Therm-O-Disk               I/O
TRANSPORTATION
    Aircraft Flight Testing                      Cessna                     Telemetry
    Commercial Avionics System Test              Honeywell                  Avionics
    Commercial Avionics System Test              Rockwell International     Avionics
    Jet Engine Testing                           Pratt & Whitney            Telemetry
    Lane Controllers                             NYSTA                      I/O
    Maritime Systems                             NEC                        Avionics
    Personal Rapid Transit                       Raytheon                   I/O
    777 Aircraft Testing                         Boeing                     Telemetry
    Train Track Alignment System                 Fairmont Tamper            CPU

SALES AND MARKETING

    The Company markets its products both domestically and internationally. As of September 30, 1996, the Company had 19 employees, who typically hold engineering degrees, in sales, marketing and customer relations, over 43 independent manufacturers' representatives and 35 international distributors. Employee sales personnel are educated on each of the Company's product lines and refer opportunities to appropriate product line managers. Primary sales methods vary among the Company's product lines. The Company's avionics interface and telemetry products generally have the most complex applications and, as a result, leads are generally identified by independent manufacturers' representatives and sales are closed by the sales employees. In the case of its CPU and I/O products, a higher percentage of sales are either closed by independent manufacturers' representatives or are the result of catalog sales. In each of the Company's product lines, sales employees generally pursue "design in" applications where the Company's products are included as part of a system.

    The Company sells approximately 16% of its products outside the United States. It maintains sales offices in Albuquerque for its avionics interface products, in Raleigh, North Carolina, for its Intel processor-based CPU boards, in Menlo Park, California, for its I/O products and in Carlsbad, California, for its telemetry products. The Company also maintains an international sales office in Glasgow, Scotland to support European sales of its avionics interface products. Sales and sales leads are generated through a range of activities performed by the Company including identification of participants in key defense-related programs, participation in numerous trade shows, direct mail catalogs, advertisements in leading trade publications and corporate and subsidiary web sites on the Internet.

RESEARCH AND DEVELOPMENT

    The Company invests in research and development programs to develop new products in related markets and to integrate state of the art technology into existing products. As of September 1, 1996, the Company had approximately 28 employees engaged in research and development activities. Of these employees, 20 have technical degrees and eight have advanced degrees. The Company seeks to combine special-purpose hardware, firmware and software in its products to provide its customers with the desired functionality. Approximately 60% of the Company's research and development efforts in fiscal year 1996 were software related. The Company's research and development expense was $2.8 million, $1.7 million and $1.2 million in fiscal 1996, 1995 and 1994, respectively, corresponding to 9.1%, 10.4% and 11.6% of sales, respectively.

    LDG's current research and development activity is focused on evolutionary improvement of its existing product line. GreenSpring's efforts are directed towards broadening the scope of its market by developing new IPs and upgrading existing products to state of the art technology. Examples include a new IP designed to provide high speed reflective memory for networked computer systems and an updated set of discrete and digital I/O IPs with increased performance and functionality. BSI is continuing to upgrade its products' performance by increasing the operating bit rates, a key performance measure in the telemetry industry, in its new products. BSI is also continuing to expand its offerings of high performance, CCSDS packet switching products for the satellite ground station market. The Company is also extending its avionics interface product line. For example, the Company has completed development of a new ruggedized avionics product for the operational system market. Additionally, the Company has recently introduced a PCMCIA version of its avionics bus analyzer product. There can be no assurance that the Company will be successful in developing and bringing to market any products as a result of its research and development efforts. See "Risk Factors--Reliance on Industry Standards; Fundamental Technology Change."

COMPETITION

    The standard bus embedded computer industry is highly competitive and fragmented, and the Company's competitors differ depending on product type, company size, geographic market and application type. The Company faces competition in each of its product lines. The Company believes that because of the diverse nature of the Company's products and the fragmented nature of the embedded computer market, there is little overlap of competitors for each product line. Competitive factors across the Company's product lines include performance, customer support, product longevity, supplier stability, breadth of product offerings and reliability. Many of the Company's existing and potential competitors have financial, technological and marketing resources significantly greater than those of the Company and may have established relationships with customers or potential customers that afford them a competitive advantage. There can be no assurance that the Company will be able to compete effectively in its current or future markets or that competitive pressures will not adversely affect its business, financial condition or results of operations.

    In the Company's recently-acquired CPU product line, the Company competes with a number of other suppliers of VME CPU boards. The Company's direct competitors include other companies that build VME CPU boards based on Intel microprocessor technology such as Force Computers, Inc. (which has recently agreed to be acquired by Solectron Corporation), Performance Technologies, Inc., RadiSys Corporation, VME Microsystems, Inc. and XYCOM, Inc. Indirectly, however, the Company also competes with suppliers of VME CPU boards based on other microcomputer architectures such as Motorola 680x0, Sparc and PowerPC.

    In the generalized computer I/O product area served by GreenSpring and its IP product line, the Company has two classes of competition. The first class includes companies that compete directly by selling IP products. The second class includes companies that compete with I/O products using a different implementation to provide functionally equivalent products. The Company's competitors in each of these classes include Computer Products, Inc., Systran, Inc. and VMIC.

    In the telemetry market, the Company competes with other suppliers of open architecture telemetry solutions. It also indirectly competes with suppliers of traditional, closed architecture telemetry systems. The Company's competitors include Aydin Vector Division, Lockheed Martin Telemetry and Instrumentation, Terametrix, Inc. and Veda, Inc.

    In the avionics interface market, the Company competes with a number of other companies that produce similar avionics interface products. The Company's competitors include Ballard Technologies, Inc., Data Devices Corporation, Digital Technology, Inc., DY-4, Inc., Excalibur Technologies Corporation and Gesellschaft Fur Angewandte Informatik und Mikroelekernik, GmbH. See "Risk Factors-- Competition."

MANUFACTURING

    The Company uses contract manufacturing to produce substantially all of its board-level products. The Company obtains parts from large electronics parts suppliers and printed circuit boards from printed circuit board manufacturers and provides these parts and boards as kits to contract manufacturing companies that fabricate the Company's products. Following manufacturing, the Company performs test, packaging and support functions for the Company's products. Dependence on a particular contract manufacturer is reduced by using multiple contract manufacturers for each of the Company's product lines. However, the Company may choose in the future to consolidate its contract manufacturing to gain economies of scale and to shift its inventory control to the contract manufacturer, in which case the Company would become increasingly dependent on a smaller number of manufacturers for the continued timely and efficient production of all of its inventory. See "Risk Factors--Availability of Component Materials."

EMPLOYEES

    As of September 30, 1996, the Company had approximately 144 employees at its four locations: Albuquerque, New Mexico; Carlsbad, California; Menlo Park, California and Raleigh, North Carolina. Of these employees, 16 were in executive and administrative positions; 19 were in sales, marketing and customer relations; 28 are in research and development; 35 were clerical and 46 are employed in support of ongoing production. As of October 8, 1996, Bit 3 had approximately 50 employees in Minneapolis, Minnesota.

FACILITIES

    The  Company  leases  office  and manufacturing  space  in  Albuquerque, New
Mexico, Carlsbad, California, Menlo Park, California and Raleigh, North Carolina. The Company's standard practice is to obtain all of its facilities through operating leases. Management maintains an insurance plan covering all its facilities and contents.


    The Albuquerque, New Mexico leased facility consists of 19,225 square feet located in a multi-floor office building which includes adequate assembly and test space for the Company's avionics interface and judgmental use of force product lines, as well as serving as the Company's corporate headquarters. Management believes expansion space is available, if required. Currently the assembly and test operations utilize approximately 50% of the productive floor space. The lease term for the Albuquerque, New Mexico location is five years commencing July 1, 1995 with one additional five year option.


    The Carlsbad, California leased facility is a one story, approximately 12,000 square foot building, located in a business park, consisting of approximately 2,000 square feet of office space and 10,000 square feet of assembly and test areas for the Company's telemetry products. Management believes that this facility is capable of handling projected increases in production for the foreseeable future as the current capacity utilization of the manufacturing area is approximately 35%. The lease term for the Carlsbad, California location runs through July 1997, and has a one year option for a subsequent year.


    The Company's general purpose I/O business is located in Menlo Park, California. The 16,394 square foot facility, which is leased for a four year term expiring May 2000, is a one story multi-tenanted building in a business park which consists of 6,000 square feet of office space and 10,394 square feet of assembly and test areas. Management believes that the facility will be sufficient to serve the general purpose I/O business' needs through the term of the lease.

    The Company's newly acquired CPU products business, located in Raleigh, North Carolina, leases a one story multi-tenanted facility consisting of approximately 4,000 square feet of office space and approximately 7,000 square feet of assembly and test areas. The lease expires on November 30, 2002. Management believes that the facility is adequate at the Company's current level of business and that expansion space is available if required.

    Bit 3's operations are located in an approximately 13,647 square foot facility in Minneapolis, Minnesota leased on a one year lease that expires October 1997. The Company intends that within the next 18 months it will move this business to a different location in the Minneapolis metropolitan area. Management believes that adequate, alternative space is available.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The Executive Officers and Directors of the Company are as follows:


NAME                                               AGE      POSITION
---------------------------------------------      ---      ------------------------------------------------------------
Andrew C. Cruce, Ph.D........................          53   Chairman of the Board of Directors
Christopher J. Amenson.......................          46   Chief Executive Officer, President, Chief Operating Officer
                                                             and Director
James E. Dixon, Jr...........................          51   Vice President of Finance and Administration, Treasurer and
                                                             Chief Financial Officer
Scott A. Alexander...........................          46   Vice President, Secretary and Director
William J. Becker, Brigadier General,
 retired(1)(2)...............................          70   Director
Lawrence A. Bennigson, Ph.D.(1)(2)...........          58   Director
A. Wade Black(1).............................          31   Director
Warren Andrews...............................          53   Director Nominee


---------------

(1) Member of the Audit Committee


(2) Member of the Compensation Committee


    Andrew C. Cruce, Ph.D., is a founder of the Company and has served as a Director since the commencement of its business activity in September 1987, as President and Chief Operating Officer from November 1987 to April 1992, as Treasurer from late 1991 to November 1995, and as Chief Executive Officer from early 1992 to October 1996. From April 1985 to September 1987, Dr. Cruce was a Senior Principal Staff Member of the BDM Corporation. Before 1985, Dr. Cruce was the technical director for simulation at the Naval Air Test Center, the Navy's primary facility for Development, Test and Evaluation of Naval aircraft. Dr. Cruce holds a Master's Degree in Business Management from the Sloan Fellows Program at the Massachusetts Institute of Technology, as well as a Doctorate in Aeronautical Engineering and a Master's Degree in Electrical Engineering.

    Christopher J. Amenson became the Chief Executive Officer in October 1996, President and Chief Operating Officer of the Company in April 1992, and a Director in August 1992. For five years before joining the Company, Mr. Amenson was President of Industrial Analytics, Inc., a Boston-based firm engaged in consulting in support of operations, mergers and acquisitions. Mr. Amenson holds a Bachelor's Degree in Government from the University of Notre Dame and a Master's Degree in Business Management from the Sloan Fellows Program at the Massachusetts Institute of Technology.

    James E. Dixon, Jr. was appointed Vice President of Finance and Administration, Treasurer and Chief Financial Officer of the Company in September 1995. For eight years before joining the Company, Mr. Dixon held the position of Director of Finance, Howden Group America, Inc., a wholly owned subsidiary of Howden Group PLC. Howden Group America's subsidiaries, whose combined annual revenue exceeds $200 million, specialize in the design and manufacture of air and gas handling equipment, defense-related products and food processing equipment. Mr. Dixon held various controller positions at Westinghouse Electric from 1971 to 1985. Mr. Dixon holds a Bachelor's Degree in Business Education from Indiana University of Pennsylvania.

    Scott A. Alexander is a  founder of the Company  and has served as  Director since the commencement of its business activity in September 1987, and as Secretary since November 1987. Mr. Alexander was appointed Vice President in August 1991. Mr. Alexander served as the Company's Treasurer from November 1987 to late 1991. As Chief Engineer for the Company, Mr. Alexander supports the design, development and implementation of critical architectural requirements for the Company's computer interface products. From November 1985 to September 1987, Mr. Alexander was a Senior Principal Staff Member of the BDM Corporation. During this time he participated in the design of a complete flight test range for the Republic of China, including the design of the Mission Command Center (including control consoles), computer architecture, display and control software. Before November 1985, Mr. Alexander was employed at the Naval Air Test Center, where he was responsible for the continuing development and use of the Tactical Avionics Software Test and Evaluation Facility and the Manned Flight Simulator Facility. Mr. Alexander holds a Master's Degree in Electrical Engineering from Virginia Polytechnic Institute and a Bachelor of Science Degree in Physics from Old Dominion University.


    Warren Andrews became a Director in November 1996. Mr. Andrews is editor-in-chief of RTC MAGAZINE, the leading publication in the open-systems, board-level industry. From 1987 to 1994, Mr. Andrews served as a senior editor for COMPUTER DESIGN MAGAZINE while, at the same time, publishing his own newsletter, EMBEDDED COMPUTER TRENDS. From 1985 to 1987, he served as managing editor of ELECTRONIC DESIGN MAGAZINE. Before 1985, Mr. Andrews was semiconductor editor for ELECTRONIC ENGINEERING TIMES and owned and operated his own business providing electronic design services and developing, manufacturing and selling microprocessor-based switching systems for a variety of audio and video applications in the retail and host industries. In addition, he holds one U.S. patent and has designed other products for the cable TV, burglar and fire alarm, and educational communications markets. Mr. Andrews holds a Bachelor of Science Degree from Fairleigh Dickinson University.


    William J. Becker, Brigadier General, retired, became a Director in August 1992. Since 1981 he has been self-employed as a senior independent consultant, advising on international technology, to such organizations as the United States Department of Energy, EG&G Inc., Mactec, Inc., Raytheon Services Co., Westinghouse Electric Corporation and International Technology, Inc. During his long career in the United States Air Force, General Becker oversaw a number of logistics and mobility operations and in his last assignment was commander of the Defense Property Disposal Services. General Becker attended the University of Southern California and holds a Bachelor's Degree in Management and a Master's Degree in Logistics from the Air Force Institute of Technology's Graduate School of Systems & Logistics at Wright Patterson Air Force Base in Ohio.

    Lawrence A.  Bennigson,  Ph.D., became  a  Director in  November  1995.  Dr.
Bennigson has provided consulting services on corporate, business and manufacturing strategy and related organizational issues to major corporations and to governments for over 30 years. Dr. Bennigson has been an independent management consultant since January 1994. He worked extensively in European countries, as well as on business matters in Russia and China. As Senior Vice President of the former MAC Group, Inc., Dr. Bennigson helped to lead the strategic development of the firm resulting in its 1991 acquisition and merger to become Gemini Consulting. Dr. Bennigson taught executives, graduate students, and undergraduates as a faculty member of the School of Engineering, Stanford University, The Harvard University Graduate School of Business and as a visiting faculty member at the London Business School and the Graduate School of Business, Lund University, Sweden. Before his academic and consulting career, Dr. Bennigson served for six years as a U.S. Naval Officer. Dr. Bennigson holds a Bachelor's Degree in General Engineering from UCLA, as well as Master's and Doctorate Degrees in Industrial Engineering (with specialization in Human Factors Engineering and Industrial Organization) from Stanford University.


    A. Wade Black became a Director in November 1995. Mr. Black is president and CEO of Seven Bar Enterprises, Inc., a privately owned holding company. Seven Bar Enterprises is one of the founding stockholders of SBS Technologies, Inc. Mr. Black has been president, CEO and a director of Seven Bar Enterprises since 1990 and oversees the company's operations and subsidiaries within the aviation, air medical, real estate development, and investment businesses. Mr. Black holds a Bachelor's Degree in Petroleum Engineering from Texas A&M University and a Master's Degree in Business Administration from Southern Methodist University.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    The following table sets forth certain information regarding the beneficial ownership, as of November 14, 1996, and as adjusted to reflect the sale of the Common Stock offered hereby (i) each person known to the Company to own beneficially more than 5% of the Common Stock, (ii) each Director of the Company, (iii) each of the Company's Executive Officers, (iv) each Selling Shareholder and (v) all Officers and Directors as a group. Except as otherwise noted, the Company believes that the persons listed below have sole investment and voting power with respect to the Common Stock owned by them.



                                                           SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                                  OWNED                                  OWNED
                                                          PRIOR TO OFFERING(1)                     AFTER OFFERING(1)
                                                         -----------------------  SHARES BEING  -----------------------
                                                           NUMBER      PERCENT     OFFERED(2)     NUMBER      PERCENT
                                                         ----------  -----------  ------------  ----------  -----------
Andrew C. Cruce, Ph.D.(3)(4)(5)........................     516,543        14.2%           --      516,543        10.1%
Christopher J. Amenson(3)(5)(6)........................     267,392         7.1            --      267,392         5.1
Scott A. Alexander(3)(4)(5)(7).........................     452,958        12.5            --      452,958         8.8
Warren Andrews(3)......................................          --           *            --           --           *
James E. Dixon, Jr.(3)(5)..............................         178           *            --          178           *
William J. Becker(3)(8)................................      16,000           *            --       16,000           *
Martin Bell(10)........................................       1,000           *         1,000           --          --
Lawrence Bennigson(3)..................................          --          --            --           --          --
A. Wade Black(3)(9)....................................     440,117        12.5            --      240,117         4.8
Alison Brown(10).......................................         300           *           300           --          --
Sylvia Coakley(10).....................................         500           *           500           --          --
D.H. Blair Investment Banking Corporation(10)..........       9,000           *         9,000           --          --
J. Morton Davis(10)....................................      20,000           *        20,000           --          --
Richard Maio(10).......................................       1,000           *         1,000           --          --
Stephens Monte(10).....................................         200           *           200           --          --
David Nachamie(10).....................................         500           *           500           --          --
Kalman Renov(11).......................................      20,000           *        20,000           --          --
Lindsay Rosenwald(10)..................................      25,000           *        25,000           --          --
Seven Bar Enterprises, Inc.............................     437,117        12.4       200,000      237,117         4.7
  3860 West Northwest Highway, Suite 406
  Dallas, TX 75220
Michael Siciliano(10)..................................         500           *           500           --          --
Alan Stahler(10).......................................      20,000           *        20,000           --          --
Kenton Wood(10)........................................       2,000           *         2,000           --          --
All directors and officers as a group (8                  1,693,188        42.5%      200,000    1,493,188        27.2%
  persons)(4)(5)(6)(7)(8)(9)...........................


------------

*   Less than 1%.

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person and that are exercisable within 60 days from the date of this Prospectus have been exercised.

(2) Assumes no exercise of the Underwriter's over-allotment option. If the over-allotment option is exercised in full, the number of shares being offered, the number of shares owned after the offering and the percentage of shares owned after this offering for the following Additional Selling Shareholders would be: Scott A. Alexander--70,000; 382,958; 7.5%; Christopher J. Amenson--33,000; 234,392; 4.3%; J. Kenneth Boyette--27,000; 100,047; 2.0%; Andrew C. Cruce, Ph.D.--140,000; 376,543; 7.3%.

(3) The address for the shareholder is in care of the Company at 2400 Louisiana Blvd, NE, Albuquerque, NM 87110.

(4) Includes options to purchase 100,000 shares of Common Stock currently exercisable under the Company's stock option plans.

(5) Includes Common Stock owned through the SBS Technologies, Inc. 401(k) Profit Sharing Plan.

(6) Includes options to purchase 253,116 shares of Common Stock; options to purchase 119,783 shares of Common Stock are currently exercisable under the Company's stock option plans and options to purchase 133,333 shares of Common Stock are currently exercisable under option agreements between Mr. Amenson and certain other shareholders of the Company.

(7) Includes 27,000 shares of Common Stock held by Mr. Alexander as trustee for the benefit of his minor children.

(8) Includes options to purchase 5,000 shares of Common Stock currently exercisable under the Company's stock option plans.


(9) Includes 437,117 shares owned of record by Seven Bar Enterprises, Inc., of which Mr. Black is president and a director, 200,000 shares of which are being sold in this offering by Seven Bar Enterprises, Inc.



(10) Represent shares which will be issued upon exercise of warrants at an exercise price of $4.80 per share.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, each without par value. The following description of the Common Stock is qualified in all respects by the reference to the Articles of Incorporation, as amended, and the Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

    The holders of the Common Stock elect all Directors and are entitled to one vote per share. All shares of Common Stock participate equally in dividends if, when and as declared by the Board of Directors (See "Dividend Policy") and in net assets on liquidation. All outstanding shares are, and the shares to be sold by the Company and the Selling Shareholders pursuant to this offering will be, duly authorized, validly issued, fully paid and non-assessable. Shares of Common Stock have no preemptive rights, are not redeemable, are not liable for further calls and assessments, and do not have cumulative voting rights.

WARRANTS


    The Company, in connection with its acquisition of GreenSpring in April 1995, issued warrants to purchase 400,000 shares of Common Stock at an exercise price of $4.50 per share (the "GreenSpring Warrants"). The holders of the GreenSpring Warrants were also granted the right to sell alongside a Company registration. The Company is obligated to register the GreenSpring Warrants under the Securities Act of 1933 (the "Securities Act"). In April 1996, the Company registered under the Securities Act 150,001 GreenSpring Warrants as well as certain options held by the Company's Chief Executive Officer, President and Chief Operating Officer, Mr. Amenson. As of June 30, 1996, 360,000 of the GreenSpring Warrants remained, of which 193,334 were exercisable and warrants to purchase 166,666 shares of Common Stock become exercisable over the next two years. The holders of the GreenSpring Warrants also possess until August 2000 the right to sell shares of Common Stock underlying the GreenSpring Warrants alongside the Company should the Company file a registration statement during this period.


SHARES ELIGIBLE FOR FUTURE SALE

    Future sales by existing shareholders could adversely affect the prevailing market price of the Common Stock. Upon completion of the offering the Company will have 5,030,657 shares of Common Stock outstanding. Of these shares, 1,800,000 shares offered hereby (2,070,000 shares if the Underwriters' over-allotment option is exercised in full) will be eligible for immediate sale in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by Affiliates of the Company, as that term is defined in the Rule 144 under the Securities Act. In addition, approximately 186,700 shares will be eligible for sale in the public market without restriction pursuant to Rule 144(k) and Rule 701 under the Securities Act. Approximately 1,573,200 additional shares outstanding upon completion of the offering will be eligible for sale pursuant to Rule 144, assuming no exercise of the over-allotment option.

    The holders of approximately 1,418,188 of the shares of Common Stock outstanding after the offering and the holders of warrants and options to purchase approximately 374,783 shares of Common Stock have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their shares for a period of 120 days after the effective date of the Registration Statement. Cowen & Company may, in its sole discretion, at any time without notice, release all or a portion of the shares subject to lock-up agreements. Following the closing of the offering, the holders of approximately 449,999 shares of Common Stock will be entitled to certain demand and piggyback registration rights with respect to such shares.

TRANSFER AGENT AND REGISTRAR

    The transfer agent for the Common Stock is First Security Bank of Utah, Corporate Trust Department, 79 South Main Street, Salt Lake City, Utah 84111.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below, for whom Cowen & Company and SoundView Financial Group, Inc. are acting as Representatives, and each of the Underwriters has severally agreed to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below.

                                                                                                 NUMBER OF SHARES
UNDERWRITER                                                                                       OF COMMON STOCK
-----------------------------------------------------------------------------------------------  -----------------

Cowen & Company................................................................................

SoundView Financial Group, Inc.................................................................

                                                                                                 -----------------

        Total..................................................................................       1,800,000
                                                                                                 -----------------
                                                                                                 -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain closing certificates, opinions and letters from the Company, its counsel, the Selling Shareholders and independent auditors. The nature of the Underwriter's obligations is that they are committed to purchase all the shares of the Common Stock being offered hereby if any such shares are purchased.

    The Underwriters propose to offer the share of Common Stock in part directly to the public at the public offering price set forth on the cover of this Prospectus and in part to certain dealers at such price less a concession not in
excess  of $       per share. The  Underwriters may allow,  and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Representatives.

    The Additional Selling Shareholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 270,000 shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table, bears to 1,800,000 shares of Common Stock offered hereby. The Underwriters may exercise such options only to cover over-allotments made in connection with the sale of the 1,800,000 shares of Common Stock offered hereby.

    The Company, the Selling Shareholders and the Additional Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and contribute to payments the Underwriters may be required to make in respect thereof.

    D.H. Blair Investment Banking Corporation, ("D.H. Blair"), a member of the National Association of Securities Dealers, who served as the Company's underwriter in the Company's initial public offering (the "IPO"), and certain other persons associated with D.H. Blair (the "Warrantholders") at the time of the IPO received 100,000 warrants to purchase the Company's Common Stock at an exercise price of $4.80 per share (the "Warrants"). The Warrants will be exercised in connection with the offering and the 100,000 shares of Common Stock underlying the Warrants will be sold in the offering (the "Warrant Shares"). The Company is paying, on behalf of the Warrantholders a fee which is equal to the underwriting discounts and commissions covering the Warrant Shares.

    The Company and the Company's Officers and Directors who own shares of the Common Stock, certain of the Selling Shareholders and the Additional Selling Shareholders, and certain other shareholders and option holders of the Company have entered into agreements providing that, from the date of the agreement through 120 days following the date of this Prospectus, they will not, without the prior written consent of Cowen & Company, directly or indirectly offer, sell, assign, transfer, encumber, pledge contract to sell, grant an option to purchase or otherwise dispose of any shares of Common Stock of the Company, any options or warrants to purchase any shares of Common Stock of the Company or any securities convertible into, or exchangeable for, Common Stock of the Company. See "Description of Capital Stock--Shares Eligible for Future Sale."

    The Representatives have advised the Company, the Selling Shareholders and the Additional Selling Shareholders that the Underwriters do not intend to confirm sales in excess of 5% of the shares offered hereby to any account over which they exercise discretionary authority.

    In conjunction with this offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock of the Company or Nasdaq immediately prior to the commencement of sales in the offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Company's Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock of the Company at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Schuler, Messersmith & McNeill, Albuquerque, New Mexico. Certain legal matters relating to this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

    The Consolidated Financial Statements of SBS Technologies, Inc. as of June 30, 1996 and 1995 and for each of the years in the three-year period ended June 30, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The Financial Statements of Bit 3 Computer Corporation as of December 31, 1994 and 1995 and June 30, 1996 and for each of the years in the three-year period ended December 31, 1995 and for the six month period ended June 30, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    A Registration Statement on Form S-2, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement, and exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. SBS Technologies, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with those requirements files reports and other information with the Commission. Information, including reports and proxy and information statements, filed by SBS Technologies, Inc. (and by it under its previous name of SBS Engineering, Inc.) with the Commission and a copy of the Registration Statement, including exhibits thereto, can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N. W., in Washington, D.C., 20459, or at its Regional Office located at 1801 California Street, Suite 4800, Denver, Colorado, 80202-2648. Copies of this material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., in Washington, D.C., 20549 at prescribed rates. SBS Technologies, Inc. Common Stock is listed on the National Association of Securities Dealers, Inc. National Market System. Reports, Proxy and information statements, and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a web site that contains proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission and the address of such site is www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents, filed by the Company with the Securities and Exchange Commission (File No. 1-10981), under the Securities Act of 1934, as amended (the "Exchange Act") are incorporated in this Prospectus by reference and made a part hereof: The Company's Annual Report on Form 10-K for the year ended June 30, 1996; Amendment on Form 10-K/A, amending the Company's Annual Report on Form 10-K for the year ended June 30, 1996; and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.


    The document incorporated into this Prospectus by reference shall be deemed to be a part of this Prospectus from the date of the filing of such document with the Commission. Any statement contained in the document incorporated by reference, or deemed to be incorporated by reference, herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon request, a copy of any documents incorporated by reference. Requests for such copies should be directed to the Company's principal executive offices: SBS Technologies, Inc., 2400 Louisiana Boulevard NE, AFC Building 5, Suite 600, Albuquerque, New Mexico 87110,
Attention: Chief Financial Officer.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
SBS TECHNOLOGIES, INC. AND SUBSIDIARIES
  Independent Auditors' Report.............................................................................        F-2
  Consolidated Balance Sheets, June 30, 1995 and 1996 and the unaudited September 30, 1996.................        F-3
  Consolidated Statements of Operations for the Years Ended June 30, 1994, 1995 and 1996 and the unaudited
    Three Month Periods Ended September 30, 1995 and 1996..................................................        F-4
  Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 1994, 1995 and
    1996 and the unaudited Three Month Periods Ended September 30, 1995 and 1996...........................        F-5
  Consolidated Statements of Cash Flows for the Years Ended June 30, 1994, 1995 and 1996 and the unaudited
    Three Month Periods Ended September 30, 1995 and 1996..................................................        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7

BIT 3 COMPUTER CORPORATION
  Independent Auditors' Report.............................................................................       F-19
  Balance Sheets, December 31, 1994 and 1995, June 30, 1996 and the unaudited September 30, 1996...........       F-20
  Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995, for the Six Months Ended
    June 30, 1996 and for the unaudited Nine Months Ended September 30, 1995 and 1996......................       F-21
  Statements of Stockholders' Equity for the Years Ended December 31, 1993, 1994 and 1995, for the Six
    Months Ended June 30, 1996 and for the unaudited Nine Months Ended September 30, 1995 and 1996.........       F-22
  Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995, for the Six Months Ended
    June 30, 1996 and for the unaudited Nine Months Ended September 30, 1995 and 1996......................       F-23
  Notes to Financial Statements............................................................................       F-24

KPMG Peat Marwick LLP
6565 Americas Parkway, NE #700
Post Office Box 3939
Albuquerque, NM 87190

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
SBS Technologies, Inc.:

    We have audited the accompanying consolidated balance sheets of SBS Technologies, Inc. and subsidiaries as of June 30, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SBS
Technologies, Inc. and subsidiaries as of June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Albuquerque, New Mexico

July 30, 1996

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                JUNE 30,
                                                                      ----------------------------  SEPTEMBER 30,
                                                                          1995           1996           1996
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents.........................................  $     883,804  $   1,130,030  $   2,101,573
  Receivables, net (notes 4, 5 and 6)...............................      7,151,563      6,421,224      7,716,642
  Inventories (notes 5 and 6).......................................      3,903,957      5,160,962      6,425,247
  Deferred income taxes (note 7)....................................        360,000        317,100        343,600
  Prepaid expenses..................................................        359,083        303,846        223,970
  Other current assets..............................................        175,649        104,249        138,768
                                                                      -------------  -------------  -------------
    Total current assets............................................     12,834,056     13,437,411     16,949,800
                                                                      -------------  -------------  -------------
Property and equipment, at cost (notes 5 and 6).....................      1,728,764      2,389,289      3,532,581
  Less accumulated depreciation.....................................        784,673      1,041,719      1,768,649
                                                                      -------------  -------------  -------------
    Net property and equipment......................................        944,091      1,347,570      1,763,932
                                                                      -------------  -------------  -------------
Intangible assets, net..............................................      6,076,894      5,571,135      5,351,764
Deferred income taxes (note 7)......................................             --         55,900         55,900
Other assets........................................................         49,881         31,656         31,656
                                                                      -------------  -------------  -------------
    Total assets....................................................  $  19,904,922  $  20,443,672  $  24,153,052
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt (note 6)........................  $   1,751,392  $   1,458,976  $   1,477,112
  Notes payable to bank (note 5)....................................      2,959,920             --             --
  Accounts payable..................................................      1,878,797      1,243,748      1,995,098
  Accrued representative commissions................................        325,468        353,278        503,614
  Accrued salaries..................................................        514,518      1,077,121        931,188
  Accrued compensated absences......................................        282,072        340,342        438,203
  Accrued software license fees.....................................        313,000         33,000         48,000
  Income taxes (note 7).............................................        350,913        223,381        790,960
  Other current liabilities.........................................        353,877        425,033        556,593
  Reserve for discontinued operations (note 3)......................        784,068         49,553         62,910
                                                                      -------------  -------------  -------------
    Total current liabilities.......................................      9,514,025      5,204,432      6,803,678
Long-term liabilities:
  Long-term debt, excluding current portion (note 6)................      5,341,649      5,188,320      4,914,949
                                                                      -------------  -------------  -------------
    Total long-term liabilities.....................................      5,341,649      5,188,320      4,914,949
                                                                      -------------  -------------  -------------
    Total liabilities...............................................     14,855,674     10,392,752     11,718,627
                                                                      -------------  -------------  -------------
Stockholders' equity:
  Common stock, no par value; 30,000,000 shares authorized,
    2,893,654 and 3,178,133 issued and outstanding at June 30, 1995
    and 1996, respectively..........................................      3,375,021      4,690,786      4,998,049
  Common stock warrants (note 2)....................................         75,000        180,000        180,000
  Retained earnings.................................................      1,599,227      5,180,134      7,256,376
                                                                      -------------  -------------  -------------
    Total stockholders' equity......................................      5,049,248     10,050,920     12,434,425
                                                                      -------------  -------------  -------------
    Total liabilities and stockholders' equity......................  $  19,904,922  $  20,443,672  $  24,153,052
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      THREE MONTH PERIOD ENDED
                                                    YEAR ENDED JUNE 30,                     SEPTEMBER 30,
                                        -------------------------------------------  ---------------------------
                                            1994           1995           1996           1995          1996
                                        -------------  -------------  -------------  ------------  -------------
                                                                                             (UNAUDITED)
Sales.................................  $  10,196,568  $  16,217,648  $  31,331,793  $  7,574,885  $  11,263,466
Cost of sales.........................      4,881,851      6,756,560     14,510,106     3,580,472      5,245,753
                                        -------------  -------------  -------------  ------------  -------------
  Gross profit........................      5,314,717      9,461,088     16,821,687     3,994,413      6,017,713
Selling, general and administrative
 expense..............................      2,221,431      3,891,408      6,292,954     1,549,477      2,673,646
Research and development expense......      1,186,817      1,686,590      2,846,300       684,724        654,946
Amortization of intangible assets.....        383,085        493,409        884,438       233,376        219,372
                                        -------------  -------------  -------------  ------------  -------------
  Operating income from continuing
    operations........................      1,523,384      3,389,681      6,797,995     1,526,836      2,469,749
                                        -------------  -------------  -------------  ------------  -------------
Interest income.......................          1,761          3,315          9,210           959         14,844
Interest expense......................        (16,395)      (191,120)      (839,028)     (281,360)      (163,980)
                                        -------------  -------------  -------------  ------------  -------------
                                              (14,634)      (187,805)      (829,818)     (280,401)      (149,136)
                                        -------------  -------------  -------------  ------------  -------------
  Income from continuing operations
    before income taxes...............      1,508,750      3,201,876      5,968,177     1,246,435      2,320,613
Income taxes (note 7).................        638,000      1,357,000      2,387,270       524,000        928,200
                                        -------------  -------------  -------------  ------------  -------------
  Income from continuing operations...        870,750      1,844,876      3,580,907       722,435      1,392,413
                                        -------------  -------------  -------------  ------------  -------------
Discontinued operations (net of tax
 benefits (expense) of ($627,000) and
 $1,160,000 for 1994 and 1995,
 respectively)........................        855,555     (1,781,235)            --            --             --
Loss on disposal of discontinued
 operations (net of tax benefits of
 $896,000)............................             --     (1,354,000)            --            --             --
                                        -------------  -------------  -------------  ------------  -------------
Income (loss) from discontinued
 operations...........................        855,555     (3,135,235)            --            --             --
                                        -------------  -------------  -------------  ------------  -------------
Net income (loss).....................  $   1,726,305  $  (1,290,359) $   3,580,907  $    722,435  $   1,392,413
                                        -------------  -------------  -------------  ------------  -------------
                                        -------------  -------------  -------------  ------------  -------------
Income (loss) per common and common
 equivalent share:
  Continuing operations...............  $        0.30  $        0.65  $        0.97  $       0.23  $        0.33
  Discontinued operations.............           0.29          (1.10)            --            --             --
                                        -------------  -------------  -------------  ------------  -------------
Net income (loss) per common and
 common equivalent share..............  $        0.59  $       (0.45) $        0.97  $       0.23  $        0.33
                                        -------------  -------------  -------------  ------------  -------------
                                        -------------  -------------  -------------  ------------  -------------

          See accompanying notes to consolidated financial statements.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                          COMMON STOCK                                         TOTAL
                                                   --------------------------  COMMON STOCK    RETAINED    STOCKHOLDERS'
                                                      SHARES        AMOUNT       WARRANTS      EARNINGS       EQUITY
                                                   ------------  ------------  ------------  ------------  -------------
Balances at June 30, 1993........................     2,964,957  $  3,683,074  $         --  $  1,163,281  $   4,846,355
Common stock repurchased.........................      (154,531)     (707,323)           --            --       (707,323)
Net income.......................................            --            --            --     1,726,305      1,726,305
                                                   ------------  ------------  ------------  ------------  -------------
Balances at June 30, 1994........................     2,810,426     2,975,751            --     2,889,586      5,865,337
Exercise of stock options........................         8,228        18,020            --            --         18,020
Common stock issued under employee stock bonus
 plan............................................        75,000       381,250            --            --        381,250
Warrants issued for business acquisition (note
 2)..............................................            --            --        75,000            --         75,000
Net loss.........................................            --            --            --    (1,290,359)    (1,290,359)
                                                   ------------  ------------  ------------  ------------  -------------
Balance at June 30, 1995.........................     2,893,654     3,375,021        75,000     1,599,227      5,049,248
Exercise of stock options........................       257,618     1,295,765            --            --      1,295,765
Warrants issued for business acquisition (note
 2)..............................................            --            --       125,000            --        125,000
Exercise of warrants.............................        26,861        20,000       (20,000)           --             --
Net income.......................................            --            --            --     3,580,907      3,580,907
                                                   ------------  ------------  ------------  ------------  -------------
Balance at June 30, 1996.........................     3,178,133     4,690,786       180,000     5,180,134     10,050,920
                                                   ------------  ------------  ------------  ------------  -------------
                                                   ------------  ------------  ------------  ------------  -------------
Balance of June 30, 1995.........................     2,893,654     3,375,021        75,000     1,599,227      5,049,248
Exercise of stock options (unaudited)............        36,456       362,990            --            --        362,990
Net income (unaudited)...........................            --            --            --       722,435        722,435
                                                   ------------  ------------  ------------  ------------  -------------
Balance at September 30, 1995 (unaudited)........     2,930,110     3,738,011        75,000     2,321,662      6,134,673
                                                   ------------  ------------  ------------  ------------  -------------
                                                   ------------  ------------  ------------  ------------  -------------
Balance at June 30, 1995.........................     3,178,133     4,690,786       180,000     5,180,134     10,050,920
Exercise of stock options (unaudited)............        52,524       239,263            --            --        239,263
Acquisition of Logical Design Group Inc.
 (unaudited).....................................       200,000        68,000            --       683,829        751,829
Net income (unaudited)...........................            --            --            --     1,392,413      1,392,413
                                                   ------------  ------------  ------------  ------------  -------------
Balance at September 30, 1996 (unaudited)........     3,430,657  $  4,998,049  $    180,000  $  7,256,376  $  12,434,425
                                                   ------------  ------------  ------------  ------------  -------------
                                                   ------------  ------------  ------------  ------------  -------------

          See accompanying notes to consolidated financial statements.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              THREE MONTHS ENDED
                                                                 YEAR ENDED JUNE 30,            SEPTEMBER 30,
                                                           --------------------------------  --------------------
                                                              1994       1995       1996       1995       1996
                                                           ----------  ---------  ---------  ---------  ---------
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)......................................  $1,726,305  $(1,290,359) $3,580,907 $ 722,435 $1,392,413
                                                           ----------  ---------  ---------  ---------  ---------
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation.........................................     340,344    384,057    316,494     67,192    117,608
    Amortization of intangible assets....................     459,467    536,328    884,438    233,378    219,372
    Bad debt expense.....................................          --         --     56,933     25,000    167,501
    Loss on disposition of assets........................          --         --     44,218     (6,203)        --
    Loss from sale of discontinued operations............          --  2,250,000         --         --         --
    Stock issued under employee stock bonus plan.........          --    399,270         --         --         --
    Changes in assets and liabilities:
      Receivables........................................  (1,459,380) 3,314,458    673,406    (15,656) (1,021,640)
      Inventories........................................    (539,916) (1,101,607) (1,192,938)  (162,566)  (443,144)
      Deferred income taxes..............................          --   (360,000)   (13,000)        --         --
      Prepaids and other assets..........................     (54,780)  (476,828)   144,862    189,576     51,386
      Accounts payable...................................    (809,055) 1,172,798   (635,049)    88,338    494,366
      Accrued representative commissions.................      54,770    218,669     27,810    134,352    133,096
      Accrued salaries...................................     372,972    277,433    562,603     55,707   (165,933)
      Accrued compensated absences.......................      85,055   (155,833)    58,270     27,899     31,426
      Accrued software license fees......................      41,000     21,000   (280,000)     3,000     15,000
      Income taxes.......................................     615,000  (1,500,209)  (127,532)   243,783   569,131
      Other current liabilities..........................    (120,213) (2,580,768)  (663,359)  (491,900)   108,542
                                                           ----------  ---------  ---------  ---------  ---------
         Net adjustments.................................  (1,014,736) 2,398,768   (142,844)   391,900    276,711
                                                           ----------  ---------  ---------  ---------  ---------
         Net cash provided by operating activities.......     711,569  1,108,409  3,438,063  1,114,335  1,669,124
Cash flow from investing activities:
  Business acquisition (note 2)..........................     (95,000) (5,196,815)  (317,746)        --     1,351
  Refund of down payment on contracts....................     500,000         --         --         --         --
  Acquisition of property and equipment..................    (854,671)  (426,769)  (764,191)   (88,143)  (207,949)
  Cash received from sale of discontinued operations
    (note 3).............................................          --    400,300         --         --         --
                                                           ----------  ---------  ---------  ---------  ---------
         Net cash used by investing activities...........    (449,671) (5,223,284) (1,081,937)   (88,143)  (206,598)
                                                           ----------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from notes payable to bank....................  13,501,622  6,950,437  4,095,000  1,395,000         --
  Payments on notes payable to bank......................  (12,913,622) (7,690,517) (4,717,383) (1,845,782)        --
  Payments on liability to stockholder...................    (204,166)  (116,666)  (100,000)   (25,000)   (25,000)
  Proceeds from long-term borrowings.....................          --  7,000,000         --         --         --
  Payments on long-term borrowings.......................     (55,442) (1,227,901) (3,232,390) (1,471,804)  (705,246)
  Net proceeds from refinancing long-term borrowings.....          --         --    549,108         --         --
  Proceeds from exercise of stock options................          --         --  1,295,765    362,990    239,263
  Repurchase of common stock.............................    (707,323)        --         --         --         --
                                                           ----------  ---------  ---------  ---------  ---------
         Net cash provided (used) by financing
           activities....................................    (378,931) 4,915,353  (2,109,900) (1,584,596)  (490,983)
                                                           ----------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents.....    (117,033)   800,478    246,226   (558,404)   971,543
Cash and cash equivalents at beginning of period.........     200,359     83,326    883,804    883,804  1,130,030
                                                           ----------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period...............  $   83,326  $ 883,804  $1,130,030 $ 325,400  $2,101,573
                                                           ----------  ---------  ---------  ---------  ---------
Supplemental disclosure of cash flow information:
  Interest paid..........................................  $ (163,953) $(497,002) $(875,736) $ 274,682  $ 165,738
  Income taxes paid......................................  $ (700,000) $(700,000) $(2,431,749) $ 280,217 $ 352,624
  Noncash financing and investing activities:
    Acquisition of GreenSpring Computers, Inc. (note 2):
      Common stock warrants issued.......................  $       --  $  75,000  $ 125,000  $      --  $      --
      Long term debt issued..............................          --  1,000,000         --         --         --
                                                           ----------  ---------  ---------  ---------  ---------
                                                           $       --  $1,075,000 $ 125,000  $      --  $      --
                                                           ----------  ---------  ---------  ---------  ---------
    Assets acquired through capital leases...............  $  145,238  $      --  $      --  $      --  $  70,733
                                                           ----------  ---------  ---------  ---------  ---------
                                                           ----------  ---------  ---------  ---------  ---------
    Summary of assets, liabilities, and equity acquired
      through acquisition (note 14):
      Cash and cash equivalents.......................................................................  $   1,351
      Receivables.....................................................................................    441,279
      Inventories.....................................................................................    821,141
      Deferred income tax.............................................................................     26,500
      Prepaid expenses................................................................................      6,029
      Net property and equipment......................................................................    255,288
      Accounts payable................................................................................   (256,984)
      Accrued representative commissions..............................................................    (17,240)
      Accrued salaries................................................................................    (20,000)
      Accrued compensated absences....................................................................    (66,435)
      Debt............................................................................................   (404,277)
      Income taxes....................................................................................      1,552
      Other current liabilities.......................................................................    (36,375)
      Common stock....................................................................................    (68,000)
      Retained Earnings...............................................................................  $(683,829)

          See accompanying notes to consolidated financial statements.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) GENERAL

    The   consolidated  financial   statements  include  the   accounts  of  SBS
Technologies,  Inc.  and   its  wholly  owned   subsidiaries.  All   significant
intercompany accounts and transactions have been eliminated.

    SBS Technologies, Inc. and subsidiaries (the Company) is a manufacturer of standard bus embedded computer components that perform a broad range of central processing unit, general purpose input/output and special purpose input/output interface applications.

    (B) SALES RECOGNITION

    Sales are recognized when goods are delivered to the customer.

    (C) CASH AND CASH EQUIVALENTS

    Temporary investments with original maturities of ninety days or less are classified as cash and cash equivalents.

    (D) INVENTORIES

    Inventories are valued at average cost which does not exceed market:

                                                                                       JUNE 30,
                                                                              --------------------------
                                                                                  1995          1996
                                                                              ------------  ------------
Raw materials...............................................................  $  1,724,307  $  2,254,788
Work in process.............................................................       757,682     1,546,800
Finished goods..............................................................     1,421,968     1,359,374
                                                                              ------------  ------------
                                                                              $  3,903,957  $  5,160,962
                                                                              ------------  ------------
                                                                              ------------  ------------

    (E) PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                                                       JUNE 30,
                                                                              --------------------------
                                                                                  1995          1996
                                                                              ------------  ------------
Computers...................................................................  $    836,593  $  1,194,888
Software....................................................................       226,659       411,839
Furniture and equipment.....................................................       665,512       782,562
                                                                              ------------  ------------
                                                                              $  1,728,764  $  2,389,289
                                                                              ------------  ------------
                                                                              ------------  ------------

    Depreciation of property and equipment is provided over the estimated useful lives (three to seven years) of the respective assets using straight-line and accelerated methods.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (F) INTANGIBLE ASSETS

    Intangible assets are stated at cost and consisted of the following:

                                                                                      JUNE 30,
                                                                            ----------------------------
                                                                                1995           1996
                                                                            -------------  -------------
Noncompete covenants......................................................  $   1,540,000  $   1,540,000
Goodwill..................................................................      6,172,992      6,551,671
                                                                            -------------  -------------
                                                                                7,712,992      8,091,671
Less accumulated amortization.............................................     (1,636,098)    (2,520,536)
                                                                            -------------  -------------
                                                                            $   6,076,894  $   5,571,135
                                                                            -------------  -------------
                                                                            -------------  -------------

    Noncompete covenants are amortized over the life of the covenants using the straight-line method. Goodwill is amortized over the estimated useful lives (three to ten years) of the respective assets using the straight-line method. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future results. Impairment would be recognized in operating results if a permanent diminution in value were to occur.

    (G) INCOME TAXES

    The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities by applying enacted statutory tax rates applicable to future years. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the change.

    (H) EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

    Earnings per common and common equivalent share are based on the weighted average shares of common stock and, if dilutive, common equivalent shares (options and warrants) outstanding during the period.

    The numbers of shares used in the earnings per share computations are as follows:

                                                                          YEAR ENDED JUNE 30,
                                                                ----------------------------------------
                                                                    1994          1995          1996
                                                                ------------  ------------  ------------
Weighted average shares of common stock outstanding during the
 year.........................................................     2,874,058     2,810,426     3,017,575
Common equivalent shares--assumed exercise of options and
 warrants.....................................................        74,110        48,514     1,377,923
Shares assumed to be repurchased with proceeds from exercise
 subject to 20% of average shares outstanding maximum.........            --            --      (603,515)
                                                                ------------  ------------  ------------
    Total common and common equivalent shares.................     2,948,168     2,858,940     3,791,983
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (I) FINANCIAL INSTRUMENTS

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 107, Disclosures about Fair Values of Financial Instruments, requires the fair value of financial instruments be disclosed. The Company's financial instruments are accounts receivable, accounts payable, and long-term variable rate debt. The carrying amounts of accounts receivable, accounts payable, and long-term variable rate debt, because of their nature, approximate fair value.

    (J) RECLASSIFICATIONS

    Certain amounts in the fiscal 1994 and 1995 financial statements have been reclassified to conform with the fiscal 1996 presentation.

    (K) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (L) NEW ACCOUNTING STANDARDS

    In October 1995, the FASB issued Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation". Under the provisions of FAS 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-value-based method. Companies electing to continue using the intrinsic-value-based method must provide pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied. Management intends to continue to account for stock-based compensation using the intrinsic-value-based method and, as such, FAS 123 will not have an impact on the company's results of operations or financial position. FAS 123 becomes effective in fiscal 1997.

(2) BUSINESS ACQUISITIONS

    On January 10, 1996, the Company's wholly owned subsidiary, GreenSpring Computers, Inc., completed an asset purchase of the
IndustryPack-Registered Trademark--compatible product line from Wavetron Microsystems, Inc. The purchase price, including capitalizable expenses, was $236,626. In conjunction with the acquisition, goodwill of $172,559 was recorded and is being amortized over five years. The reported net income and net income per common and common equivalent shares for the reported periods would not have been materially different from that reported had the acquisition taken place at the beginning of the respective fiscal year.

    On April 28, 1995, the Company acquired GreenSpring Computers, Inc. ("GreenSpring"), a corporation based in California, for $7,450,000. GreenSpring is engaged in the design, development, marketing and manufacturing of industrial circuit boards and computers. The acquisition was accounted for using the purchase method of accounting, and goodwill is being amortized over 10 years.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(2) BUSINESS ACQUISITIONS (CONTINUED)
    Assets acquired and liabilities assumed in the acquisition are as follows:

Cash and equivalents....................................................  $1,053,185
Accounts receivable.....................................................   1,725,641
Inventory...............................................................   1,216,904
Other assets............................................................      39,908
Property and equipment..................................................     129,695
Goodwill and other intangible assets....................................   5,752,440
Accounts payable........................................................  (2,467,773)
                                                                          ----------
                                                                          $7,450,000
                                                                          ----------
                                                                          ----------

    The purchase price was paid as follows:

Notes payable issued....................................................  $1,000,000
Warrants issued.........................................................     200,000
Cash....................................................................   6,250,000
                                                                          ----------
                                                                          $7,450,000
                                                                          ----------
                                                                          ----------

    Warrants to purchase 400,000 shares of common stock were issued to the former shareholders and option holders of GreenSpring, of which 150,000 were exercisable immediately upon closing and the remaining 250,000 warrants vested during fiscal 1996. At June 30, 1996, 40,000 warrants were exercised under the net issuance method with the balance exercisable ratably over the next two fiscal years.

    Net income and net income per common and common equivalent share for the year ended June 30, 1994, would have been approximately $1,655,000 and $0.56, respectively, had the acquisition taken place on July 1, 1993. Had the acquisition taken place on July 1, 1994, the reported net loss and net loss per common and common equivalent share for the year ended June 30, 1995 would have been decreased by approximately $804,000 and $0.28, respectively.

(3) SIGNIFICANT CUSTOMERS

    Sales to significant customers as a percentage of total sales are as follows:

                                                                                              YEAR ENDED JUNE 30,
                                                                                     -------------------------------------
CUSTOMERS                                                                               1994         1995         1996
-----------------------------------------------------------------------------------     -----        -----        -----
A..................................................................................          14       --           --
B..................................................................................          20       --           --

    Sales to significant customers in 1994 were related to the simulation division which was sold during 1995. All of the Company's operations are conducted in the United States. International sales are denominated in U.S. dollars. During the years ended June 30, 1994, 1995 and 1996, export sales from continuing operations, all of which were to unaffiliated customers, were approximately $1.2 million, $1.6 million and $5.1 million, respectively. Export sales from discontinued operations in 1994 and 1995

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(3) SIGNIFICANT CUSTOMERS (CONTINUED)
were $6.8 million and $2.4 million, respectively. Export sales from continuing operations were made primarily in the following foreign markets:

                                                           1994                  1995                  1996
                                                   --------------------  --------------------  --------------------
                                                     SALES                 SALES                 SALES
FOREIGN MARKET                                      (000'S)       %       (000'S)       %       (000'S)       %
-------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
United Kingdom...................................                                              $   1,000       19.6%
Germany..........................................                                                    800       15.7
Korea............................................                                                    500        9.8
France...........................................                        $     600       37.5%       400        7.8
Japan............................................                                                    400        7.8
Canada...........................................  $     800       66.7%       600       37.5        600       11.8
Belgium..........................................                                                    300        5.9
All Others.......................................        400       33.3        400       25.0      1,100       21.6
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Total............................................  $   1,200      100.0% $   1,600      100.0% $   5,100      100.0%
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Sales from continuing operations.................  $  10,200       11.8% $  16,200        9.9% $  31,300       16.3%
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------

(4) RECEIVABLES

    Receivables, net consisted of the following:

                                                                                       JUNE 30,
                                                                              --------------------------
                                                                                  1995          1996
                                                                              ------------  ------------
Accounts receivable.........................................................  $  3,276,762  $  5,527,620
Contract receivables:
  Amounts billed............................................................     2,216,673       721,803
  Recoverable costs and accrued profit on progress completed--
    not billed..............................................................     1,665,799       242,038
                                                                              ------------  ------------
                                                                                 3,882,472       963,841
                                                                              ------------  ------------
                                                                                 7,159,234     6,491,461
Less: allowance for doubtful accounts.......................................        (7,671)      (70,237)
                                                                              ------------  ------------
                                                                              ------------  ------------
                                                                              $  7,151,563  $  6,421,224
                                                                              ------------  ------------
                                                                              ------------  ------------

    Recoverable costs and accrued profit not billed are comprised principally of amounts of revenue recognized on contracts for which billings had not been presented to the contract owners since the amounts were not billable at the balance sheet date, because contract specified milestones had not yet been reached or because progress billings are restricted by the contract to a percentage of costs incurred.

(5) FINANCING

    The Company has an available bank line of credit of $2,500,000, which matures October 1997. Interest is payable monthly at LIBOR plus 2.25 percent or the bank's prime lending rate. The bank's prime lending rate at June 30, 1996 was 8.25 percent. During fiscal 1996, the Company refinanced through long-term borrowings $2,337,537 previously outstanding on the line of credit. The Company had no amounts drawn on this line of credit at June 30, 1996. The line of credit provides for security interests in the Company's

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(5) FINANCING (CONTINUED)
receivables, inventories and equipment. Management anticipates that the line of credit will be renewed at maturity in the normal course of business.

(6) LONG TERM DEBT

    Long term debt consisted of the following:

                                                                                      JUNE 30,
                                                                            ----------------------------
                                                                                1995           1996
                                                                            -------------  -------------
Note payable to bank, $5,000,000 at LIBOR plus 2.5% (8.0% at June 30,
 1996), $1,525,000 at prime plus 0.25% (8.5% at June 30, 1996), secured by receivables, inventories and equipment, due in monthly installments of
 $112,500.................................................................             --  $   6,525,000

Note payable to bank at prime plus 1.5% (10.5% at June 30, 1995), secured by receivables, inventories and equipment, due in monthly installments of
 $116,667.................................................................  $   5,819,469             --

16% notes payable to former shareholders and option holders of GreenSpring common stock, secured by receivables but subordinate to the above described note, due in quarterly installments commencing when the
 principal balance of the aforementioned note is less than $3,000,000.....      1,000,000             --

Note payable, non-interest-bearing, payable in monthly installments
 through August 1997......................................................        213,316        113,316

8.24% note due in monthly installments of $2,215 including interest
 through August 1996......................................................         31,470          4,385

8.14% note due in monthly installments of $2,321 including interest
 through August 1996......................................................         28,786          4,595
                                                                            -------------  -------------

                                                                                7,093,041      6,647,296

Less current portion......................................................     (1,751,392)    (1,458,976)
                                                                            -------------  -------------

                                                                            $   5,341,649  $   5,188,320
                                                                            -------------  -------------
                                                                            -------------  -------------

    Principal maturities of long term debt as of June 30, 1996 are as follows:

1997....................................................................  $1,458,976
1998....................................................................  1,363,320
1999....................................................................  3,825,000
                                                                          ---------
                                                                          $6,647,296
                                                                          ---------
                                                                          ---------

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(7) INCOME TAXES

    Income tax expense (benefit) is comprised of the following:

                                                                          YEAR ENDED JUNE 30,
                                                               -----------------------------------------
                                                                   1994          1995           1996
                                                               ------------  -------------  ------------
Current:
  U.S. Federal...............................................  $    716,000  $   1,211,000  $  1,916,770
  State......................................................       208,000        352,000       483,500

Deferred:
  U.S. Federal...............................................      (209,000)      (145,000)      (11,000)
  State......................................................       (77,000)       (61,000)       (2,000)
                                                               ------------  -------------  ------------

Income tax before discontinued operations....................       638,000      1,357,000     2,387,270
Income tax expense (benefit) from
  Discontinued operations....................................       627,000     (1,160,000)           --
  Loss on disposal...........................................            --       (896,000)           --
                                                               ------------  -------------  ------------
Total income tax expense.....................................  $  1,265,000  $    (699,000) $  2,387,270
                                                               ------------  -------------  ------------
                                                               ------------  -------------  ------------

    Income tax expense was provided for at  an effective rate of 42.2, 42.4  and
40.0 percent in fiscal 1994, 1995 and 1996, respectively. The actual tax expense differs from the "expected" tax expense (computed by applying the U.S. Federal corporate tax rate of 34 percent to income before income taxes) as follows:

                                                                                     YEAR ENDED JUNE 30,
                                                                            --------------------------------------
                                                                               1994         1995          1996
                                                                            ----------  ------------  ------------
Computed "expected" tax expense...........................................  $  513,000  $  1,089,000  $  2,029,180
State income tax, net of federal income tax benefit.......................      65,000       212,000       319,112
Goodwill amortization.....................................................      60,000        66,000        21,508
Other.....................................................................          --       (10,000)       17,470
                                                                            ----------  ------------  ------------
                                                                            $  638,000  $  1,357,000  $  2,387,270
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------

    The significant components of deferred income tax assets (liabilities) are as follows:

                                                                                             YEAR ENDED JUNE 30,
                                                                                            ----------------------
                                                                                               1995        1996
                                                                                            ----------  ----------
Vacation and severance accruals...........................................................  $  176,274  $  136,136
Reserve for discontinued operations.......................................................     169,435          --
Inventory capitalization..................................................................          --     198,792
Other.....................................................................................      14,291      35,072
                                                                                            ----------  ----------
                                                                                            $  360,000  $  370,000
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(7) INCOME TAXES (CONTINUED)
Based on the Company's historical taxable transactions, the timing of the reversal of existing temporary differences, and the evaluation of tax planning strategies, management believes it is more likely than not that the Company's future taxable income will be sufficient to realize the benefit of the deferred tax assets existing at June 30, 1996. Accordingly, management has no allowance for deferred tax assets at June 30, 1995 or 1996.

(8) LEASES

    The Company leases its main facilities in Albuquerque, New Mexico, Carlsbad, California and Menlo Park, California under noncancelable operating leases which expire at various dates through 2000. The Company also leases various items of equipment under noncancelable operating leases which expire at various dates through the year 2001.

                                                                        BUILDINGS       EQUIPMENT
                                                                      MINIMUM LEASE   MINIMUM LEASE
YEAR ENDING JUNE 30,                                                     PAYMENTS        PAYMENTS        TOTAL
--------------------------------------------------------------------  --------------  --------------  ------------
1997................................................................   $    542,831    $     45,710   $    588,541
1998................................................................        450,633          43,179        493,812
1999................................................................        443,932          43,179        487,111
2000................................................................        436,599          43,179        479,778
2001................................................................             --          13,929         13,929
                                                                      --------------  --------------  ------------
                                                                       $  1,873,995    $    189,176   $  2,063,171
                                                                      --------------  --------------  ------------
                                                                      --------------  --------------  ------------

    Total rental expense for operating leases for the years ended June 30, 1994, 1995, 1996 was $569,188, $511,150 and $521,885, respectively.

(9) STOCK OPTION PLANS

    (A) 1991 KEY EMPLOYEE STOCK OPTION PLAN

    The Company has a 1991 Key Employee Stock Option Plan (Key Employee Plan) whereby 42,908 shares of its common stock are reserved for discretionary issuance by the Board to certain key employees to encourage them to continue to promote the growth of the Company.

    The Key Employee Plan is not intended to be tax-qualified under the Internal Revenue Code. Options granted under the Key Employee Plan must (i) be accompanied by an agreement signed by each grantee setting forth the terms of the option; (ii) may not equal more than $100,000 aggregate purchase price;
(iii) may be transferable by grantees only in accordance with applicable securities laws; and (iv) have a price per share that will be equal to fair market value at the time of the decision to grant the option as determined by the Board of Directors.

    (B) 1992, 1993, 1995 AND 1996 INCENTIVE STOCK OPTION PLANS

    The Company has 1992, 1993, 1995 and 1996 Incentive Stock Option Plans (Plans) whereby a total of 1,100,000 shares of its common stock are reserved for discretionary grant of options by the Board to officers and employees who are not directors. The Plans all terminate ten years after inception, from 2001 to 2005.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(9) STOCK OPTION PLANS (CONTINUED)
    The options are intended to qualify as "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code (the Code). The option plan generally permits options to be granted (i) only to employees or officers and not to directors as such; (ii) for a period of up to ten years; and (iii) at prices not less than fair market value at the date of grant. Under the Code, holders of more than 10 percent of the Company's Common stock cannot be granted options with a duration of more than five years or exercisable at a price less than 110 percent of the fair market value on the date of grant. Options granted under the plan may be exercised as provided by the administering committee or Board of Directors of the Company. All options granted prior to the Company's initial public offering are exercisable at $4.00 per share, the presumed market value at that time. All other options are exercisable at the quoted market value of the Company's stock in effect on the respective dates of the grants.

    (C) 1993 DIRECTOR AND OFFICER STOCK OPTION PLAN

    The 1993 Director and Officer Stock Option Plan permits options to be granted to all Directors of the Company who are not employees and all Executive Officers of the Company. Directors who are not employees of the Company receive automatic grants on the anniversary date of their service as a director of the Company. Executive Officers receive grants subject to the discretion of the Board.

    (D) 1996 EMPLOYEE STOCK PURCHASE PLAN

    The 1996 Employee Stock Purchase Plan was adopted by the Board of Directors on January 21, 1996, but is subject to shareholder approval at the November 1996 annual meeting. Those eligible to participate in the plan are full-time employees of the Company who are not participants in any Incentive Stock Option Plans provided by the Company. The plan provides for the grant of options to eligible employees on January 21, 1996, 1997 and 1998. Individual grants are issued for a percentage of the employee's annual base salary, (as determined each year by the Board of Directors, up to 10%), divided by the fair market value of one share of the Company's stock on the date of grant. Options are eligible to be exercised beginning 18 months after the date of grant for a period of nine months at which time they will expire.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES

(9) STOCK OPTION PLANS (CONTINUED)
    Information regarding the Company's stock option plans is summarized below:

                                                                   ALL       1993
                                                     1991 NSOP   ISOP'S      D & O    1996 ESPP
                                                     ---------  ---------  ---------  ---------
OPTIONS OUTSTANDING--JUNE 30, 1993.................     26,512    318,533     20,000         --

  Granted..........................................         --    520,000     10,000         --
  Exercised........................................         --         --         --         --
  Canceled.........................................         --     75,725         --         --
                                                     ---------  ---------  ---------  ---------

OPTIONS OUTSTANDING--JUNE 30, 1994.................     26,512    762,808     30,000         --

  Granted..........................................         --    140,000     10,000         --
  Exercised........................................      8,228         --         --         --
  Canceled.........................................         --    236,667         --         --
                                                     ---------  ---------  ---------  ---------

OPTIONS OUTSTANDING--JUNE 30, 1995.................     18,284    666,141     40,000         --

  Granted..........................................         --    360,000    118,500     42,894
  Exercised........................................     18,284    234,334      5,000         --
  Canceled.........................................         --     60,000         --      4,889
                                                     ---------  ---------  ---------  ---------

OPTIONS OUTSTANDING--JUNE 30, 1996.................         --    731,807    153,500     38,005
                                                     ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------

OPTIONS AVAILABLE TO GRANT--JUNE 30, 1996..........         --    133,859    157,833    261,995

AVERAGE OPTION PRICE PER SHARE:
  at June 30, 1994.................................  $   2.190     $4.600     $5.375         --
  at June 30, 1995.................................      2.190      5.102      5.438         --
  at June 30, 1996.................................         --      7.047      5.773     $7.750

OPTIONS EXERCISABLE:
  at June 30, 1994.................................     26,512    297,546         --         --
  at June 30, 1995.................................     18,284    347,807         --         --
  at June 30, 1996.................................         --    471,807    115,000         --

AVERAGE PRICE OF OPTIONS EXERCISED:
  at June 30, 1995.................................     $2.190         --         --         --
  at June 30, 1996.................................      2.190     $4.620     $5.500         --

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(10) RETIREMENT PLAN

    The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code for all employees of the Company. The plan provides for employees to selectively defer a percentage of their wages, which the Company matches at a predetermined rate not to exceed 4 percent of the employee's wages. The plan also provides for additional contributions at the discretion of the Board of Directors. Total Company contributions to the plan during the years ended June 30, 1994, 1995 and 1996 were $273,373, $251,493 and $185,387, respectively.

(11) INITIAL PUBLIC OFFERING

    In connection with the Company's initial public offering in 1992, warrants to purchase 100,000 common shares at $4.80 per share were issued to the underwriter. The warrants are exercisable from January 9, 1993 through January 8, 1997.

(12) DISCONTINUED OPERATIONS

    On April 26, 1995, the company sold its flight simulation business for $400,300. Included in the sale were net assets of approximately $1,225,000. The purchaser has agreed to complete simulation contracts in progress at the time of the sale on a time and material and fixed price basis. The Company is responsible for completion of these contracts, until novation of the contracts by the customer, to the purchaser of the simulation operations. As of June 30, 1996, the majority of these contracts have been substantially completed.

    The disposition of the flight simulation business has been accounted for as a discontinued operation and prior years consolidated statements of operations have been restated accordingly. Revenue of the discontinued operations were approximately $18,560,00 and $8,700,000 in fiscal 1994 and 1995, respectively.

(13) CONTINGENCIES

    The New Mexico Department of Taxation and Revenue is currently auditing the Company's compliance with applicable New Mexico gross receipts tax laws and regulations. Certain compliance issues have been identified during the audit which may result in an assessment of additional tax, penalties and interest. The Company intends to contest any proposed adjustments vigorously and expects that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial position or results of operations.

    Direct and allocable indirect costs charged to government contracts are subject to audit by the Company's customers or their principal agent, the Defense Contract Audit Agency. As of June 30, 1996, as a result of past audits, no significant adjustments were required. Disallowed costs, if any, resulting from future audits will be recognized in the period of the disallowance. Management estimates that any such disallowed cost would not be material to the consolidated financial statements.

    The Company has been named as a defendant in a lawsuit filed on June 19, 1996. The Company is vigorously defending the lawsuit and has filed a counter suit. Management does not believe that the outcome of the litigation will have a material affect on the Company's financial condition or results of operations.

                    SBS TECHNOLOGIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(14) SUBSEQUENT EVENT

    On August 19, 1996, the Company acquired Logical Design Group, Inc. ("LDG"), a Raleigh, North Carolina based designer and manufacturer of Intel-based VME central processing unit boards. The acquisition qualifies as a pooling of interests for accounting purposes and will constitute a tax-free reorganization for federal income tax purposes. Under the terms of the agreement, LDG shareholders exchanged all outstanding shares of LDG stock for 200,000 shares of the Company's stock.

    The financial position and results of operations of the Company and LDG will be combined in fiscal 1997 on a prospective basis. LDG's historical results do not have a material affect on combined results of operations or results of operations.

                EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE
                          INDEPENDENT AUDITORS' REPORT

    On October 8, 1996, the Company entered an agreement to acquire all of the outstanding shares of Bit 3 Computer Corporation for a total cash purchase price of $24 million, subject to the successful completion of a public offering of 1,500,000 shares of the Company's common stock with estimated net proceeds to the Company of approximately $34 million. In connection with the acquisition, the Company has made an assessment, in conjunction with an independent valuation firm, of purchased assets and technology. The assessment determined that $11 million of the purchase price represents technology that does not meet the accounting definitions of "completed technology," and thus should be charged to earnings under generally accepted accounting principles. Had the acquisition and the offering of stock occurred at July 1, 1995, reported net income and net income per common and common equivalent share for the year ended June 30, 1996 would have been approximately $503,000 and $0.10, respectively.

KPMG Peat Marwick LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN 55402

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bit 3 Computer Corporation:

    We have audited the accompanying balance sheets of Bit 3 Computer Corporation (the Company) as of December 31, 1994 and 1995 and June 30, 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995 and for the six-month period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bit 3 Computer Corporation as of December 31, 1994 and 1995 and June 30, 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 and for the six-month period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota

September 27, 1996

                           BIT 3 COMPUTER CORPORATION
                                 BALANCE SHEETS

                                                    DECEMBER 31,
                                               ----------------------   JUNE 30,   SEPTEMBER 30,
                                                  1994        1995        1996         1996
                                               ----------  ----------  ----------  -------------
                                                                                    (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents..................  $  845,026  $  836,691  $  887,023   $1,209,835
  Accounts receivable, net...................     957,704   1,264,154   1,582,743    1,743,074
  Inventory..................................   1,577,918   1,527,290   1,932,443    1,593,255
  Prepaid expenses...........................      12,854      25,993      21,934       18,231
                                               ----------  ----------  ----------  -------------
    Total current assets.....................   3,393,502   3,654,128   4,424,143    4,564,395
                                               ----------  ----------  ----------  -------------
Property and equipment:
  Equipment..................................     786,641     843,430     884,672      899,701
  Software...................................     143,279     147,666     151,722      152,756
  Furniture and fixtures.....................      22,041      22,041      22,041       22,041
                                               ----------  ----------  ----------  -------------
                                                  951,961   1,013,137   1,058,435    1,074,498
  Less accumulated depreciation..............    (751,856)   (849,602)   (910,354)    (940,730)
                                               ----------  ----------  ----------  -------------
    Total property and equipment.............     200,105     163,535     148,081      133,768
                                               ----------  ----------  ----------  -------------
    Total assets.............................  $3,593,607  $3,817,663  $4,572,224   $4,698,163
                                               ----------  ----------  ----------  -------------
                                               ----------  ----------  ----------  -------------

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................  $   43,312  $   45,134  $  191,115   $  115,358
  Accrued payroll and related costs..........     111,555     121,484     158,564      135,378
  Accrued warranty...........................      26,427      50,976      40,000       45,000
  Other accrued liabilities..................      17,502      10,395      23,917       18,598
                                               ----------  ----------  ----------  -------------
    Total current liabilities................     198,796     227,989     413,596      314,334
                                               ----------  ----------  ----------  -------------
Stockholders' equity:
  Common stock, no par value, 2,500 shares
    authorized, 500 issued and outstanding...      20,400      20,400      20,400       20,400
  Retained earnings..........................   3,374,411   3,569,274   4,138,228    4,363,429
                                               ----------  ----------  ----------  -------------
    Total stockholders' equity...............   3,394,811   3,589,674   4,158,628    4,383,829
                                               ----------  ----------  ----------  -------------
    Total liabilities and stockholders'
      equity.................................  $3,593,607  $3,817,663  $4,572,224   $4,698,163
                                               ----------  ----------  ----------  -------------
                                               ----------  ----------  ----------  -------------

                See accompanying notes to financial statements.

                           BIT 3 COMPUTER CORPORATION
                            STATEMENTS OF OPERATIONS


                                                                                                    NINE MONTHS
                                          YEAR ENDED DECEMBER 31              SIX MONTHS        ENDED SEPTEMBER 30,
                                -------------------------------------------   ENDED JUNE    ----------------------------
                                    1993           1994           1995         30, 1996         1995           1996
                                -------------  -------------  -------------  -------------  -------------  -------------
                                                                                                    (UNAUDITED)
Sales:
  Hardware....................  $  10,516,609  $  11,298,950  $  12,220,614  $   7,460,612  $   8,980,152  $  11,122,133
  Software....................        233,530        299,788        309,138        176,592        229,834        343,982
                                -------------  -------------  -------------  -------------  -------------  -------------
    Total sales...............     10,750,139     11,598,738     12,529,752      7,637,204      9,209,986     11,466,115
Cost of sales.................      4,151,451      4,218,957      4,437,909      2,392,914      3,309,610      3,791,118
                                -------------  -------------  -------------  -------------  -------------  -------------
    Gross profit..............      6,598,688      7,379,781      8,091,843      5,244,290      5,900,376      7,674,997
                                -------------  -------------  -------------  -------------  -------------  -------------
Operating expenses:
  Selling, general and
    administrative
    expense...................      1,472,835      1,660,787      1,856,689        864,507      1,294,425      1,283,812
  Research and development....      1,595,887      1,531,302      1,570,502        992,390      1,117,912      1,479,597
                                -------------  -------------  -------------  -------------  -------------  -------------
    Total operating
      expenses................      3,068,722      3,192,089      3,427,191      1,856,897      2,412,337      2,763,409
                                -------------  -------------  -------------  -------------  -------------  -------------
    Income from operations....      3,529,966      4,187,692      4,664,652      3,387,393      3,488,039      4,911,588
                                -------------  -------------  -------------  -------------  -------------  -------------
  Interest income.............         27,609         58,468         65,727         33,561         37,843         51,679
                                -------------  -------------  -------------  -------------  -------------  -------------
    Net income................  $   3,557,575  $   4,246,160  $   4,730,379  $   3,420,954  $   3,525,882  $   4,963,267
                                -------------  -------------  -------------  -------------  -------------  -------------
                                -------------  -------------  -------------  -------------  -------------  -------------


                See accompanying notes to financial statements.

                           BIT 3 COMPUTER CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                            COMMON      RETAINED
                                                                             STOCK      EARNINGS         TOTAL
                                                                           ---------  -------------  -------------
Balance, December 31, 1992...............................................  $  20,400  $   3,474,676  $   3,495,076
Net income for the year..................................................         --      3,557,575      3,557,575
Distributions to stockholders............................................         --     (3,500,000)    (3,500,000)
                                                                           ---------  -------------  -------------
Balance, December 31, 1993...............................................     20,400      3,532,251      3,552,651
Net income for the year..................................................         --      4,246,160      4,246,160
Distributions to stockholders............................................         --     (4,404,000)    (4,404,000)
                                                                           ---------  -------------  -------------
Balance, December 31, 1994...............................................     20,400      3,374,411      3,394,811
Net income for the year..................................................         --      4,730,379      4,730,379
Distributions to stockholders............................................         --     (4,535,516)    (4,535,516)
                                                                           ---------  -------------  -------------
Balance, December 31, 1995...............................................     20,400      3,569,274      3,589,674
Net income for the six month period......................................         --      3,420,954      3,420,954
Distributions to stockholders............................................         --     (2,852,000)    (2,852,000)
                                                                           ---------  -------------  -------------
Balance, June 30, 1996...................................................  $  20,400  $   4,138,228  $   4,158,628
                                                                           ---------  -------------  -------------
                                                                           ---------  -------------  -------------
Balance, December 31, 1994...............................................     20,400      3,374,411      3,394,811
Net income for the nine month period (unaudited).........................         --      3,525,882      3,525,882
Distributions to stockholders (unaudited)................................         --     (3,226,000)    (3,226,000)
                                                                           ---------  -------------  -------------
Balance, September 30, 1995 (unaudited)..................................     20,400      3,674,293      3,364,693
                                                                           ---------  -------------  -------------
                                                                           ---------  -------------  -------------
Balance, December 31, 1995...............................................  $  20,400  $   3,569,274  $   3,589,674
Net income for the nine month period (unaudited).........................         --      4,963,267      4,963,267
Distribution to stockholders (unaudited).................................         --     (4,169,112)    (4,169,112)
                                                                           ---------  -------------  -------------
Balance, September 30, 1996 (unaudited)..................................  $  20,400  $   4,363,429  $   4,383,829
                                                                           ---------  -------------  -------------
                                                                           ---------  -------------  -------------

                See accompanying notes to financial statements.

                           BIT 3 COMPUTER CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                                                             NINE MONTHS
                                                      YEAR ENDED DECEMBER 31,         SIX MONTHS         ENDED SEPTEMBER 30,
                                               -------------------------------------  ENDED JUNE   -------------------------------
                                                  1993         1994         1995       30, 1996         1995             1996
                                               -----------  -----------  -----------  -----------  --------------   --------------
                                                                                                             (UNAUDITED)
Cash flow from operating activities:
  Net income.................................  $ 3,557,575  $ 4,246,160  $ 4,730,379  $ 3,420,954   $   3,525,882    $   4,963,267
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation...........................      134,854      128,390       97,746       60,752          69,288           91,128
      Increase in receivables................      (28,205)     (71,661)    (306,450)    (318,589)       (198,077)        (478,920)
      (Increase) decrease in inventory.......     (162,368)     (95,185)      50,628     (405,153)        112,178          (65,965)
      (Increase) decrease in prepaid
        expenses.............................       (3,381)       7,247      (13,139)       4,059          (1,490)           7,762
      Increase (decrease) in accounts
        payable..............................       (3,179)      (7,970)       1,822      145,981         113,936           70,224
      Increase in accrued liabilities........       32,512        4,835       27,371       39,626          21,359           16,121
                                               -----------  -----------  -----------  -----------  --------------   --------------
        Net cash provided by operating
          activities.........................    3,527,808    4,211,816    4,588,357    2,947,630       3,643,076        4,603,617
Cash flow from investing activities--purchase
  of equipment, software, and furniture......     (140,340)     (83,692)     (61,176)     (45,298)        (27,575)         (61,361)
Cash flow from financing
  activities--distributions to
  stockholders...............................   (3,500,000)  (4,404,000)  (4,535,516)  (2,852,000)     (3,226,000)      (4,169,112)
                                               -----------  -----------  -----------  -----------  --------------   --------------
        Net increase (decrease) in cash......     (112,532)    (275,876)      (8,335)      50,332         389,501          373,144
Cash and cash equivalents at the beginning of
  period.....................................    1,233,434    1,120,902      845,026      836,691         845,026          836,691
                                               -----------  -----------  -----------  -----------  --------------   --------------
Cash and cash equivalents at the end of
  period.....................................  $ 1,120,902  $   845,026  $   836,691  $   887,023   $   1,234,527    $   1,209,835
                                               -----------  -----------  -----------  -----------  --------------   --------------
                                               -----------  -----------  -----------  -----------  --------------   --------------

                See accompanying notes to financial statements.

                           BIT 3 COMPUTER CORPORATION
                         NOTES TO FINANCIAL STATEMENTS

(1) NATURE OF BUSINESS

    Bit 3 Computer Corporation (a Minnesota corporation) is in the business of designing and selling computer connectivity equipment. Products consist primarily of printed circuit card hardware and software designed to support hardware products. Product users are primarily large manufacturing companies, the aerospace industry, defense agencies and their subcontractors, and the automaker industry.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    Revenue on hardware sales and software licenses is recognized upon product shipment.

    INVENTORIES

    Inventories are carried at the lower of cost or market.

    CAPITALIZED SOFTWARE COSTS

    Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED. Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as research and development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and product quality assurance, are capitalized when material. During the years ended December 31, 1993, 1994, and 1995 and the six-month period ended June 30, 1996, software development costs subject to capitalization were not material and, accordingly, were not capitalized.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is provided utilizing the accelerated and straight line methods.

    Estimated useful lives are as follows:

Equipment.........................................................  3-7 years
Software..........................................................  5 years
Furniture and fixtures............................................  5-7 years

                           BIT 3 COMPUTER CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As a result, no provision has been made for federal or state income taxes, since the applicable tax liability or benefit is the responsibility of the Company's stockholders.

    CASH EQUIVALENTS

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    WARRANTY COSTS

    Estimated product warranty costs are accrued at date of shipment.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of the fair value of all financial instruments to which the Company is a party. All financial instruments are carried at amounts that approximate estimated fair value.

(3) INVENTORIES

    Inventories consist of the following:

                                                             DECEMBER 31,
                                                      --------------------------    JUNE 30,
                                                          1994          1995          1996
                                                      ------------  ------------  ------------
Raw materials.......................................  $    458,848  $    455,504  $    770,081
Work-in-process.....................................       442,260       309,079       282,697
Finished goods......................................       676,810       762,707       879,665
                                                      ------------  ------------  ------------
                                                      $  1,577,918  $  1,527,290  $  1,932,443
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

(4) EMPLOYEE BENEFIT PLANS

    The Company has adopted a savings plan (the Plan) in compliance with Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the Plan the day subsequent to the first day of service. The Plan is primarily funded by employee contributions but the Company is permitted to make discretionary contributions to the Plan. The Company did not make a contribution to the Plan during the three-year period ended December 31, 1995 or the six-month period ended June 30, 1996.

(5) OPERATING LEASE

    The Company conducts its operations from facilities that are leased under a month-to-month operating lease. Rent expense was $157,000, $175,000, $167,000, and $91,000 for the years ended December 31, 1993, 1994, and 1995 and the six-month period ended June 30, 1996, respectively.

(6) SIGNIFICANT CUSTOMERS

    The Company had sales to one customer that represented 17%, 14%, 16%, and 22% of the Company's net sales for the years ended December 31, 1993, 1994, and 1995 and the six-month period

                           BIT 3 COMPUTER CORPORATION
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

(6) SIGNIFICANT CUSTOMERS (CONTINUED)
ended June 30, 1996, respectively, and had sales to a different customer that represented 10% and 12% of the Company's net sales for the year ended December 31, 1994 and the six-month period ended June 30, 1996, respectively.

(7) SUBSEQUENT EVENT

    The Company is currently negotiating an agreement with a third party to sell all the stock of the Company. The sale is contingent upon the acquiring company successfully completing a public offering.

[Picture of an AMI, an ABI-V5 and a PCMCIA board arranged from left to right on the page.]

Many of SBS' products have a substantial software component. SBS provides real-time data analysis and display software to accompany its telemetry products. The software SBS supplies provides graphical display of real time data. Displays like those shown above allow engineers to monitor a test while it is in progress, decreasing total test costs and enhancing test efficiency. The telemetry interface board products shown above install in a standard bus embedded computer and transform it into a self-contained PCM telemetry ground station.

SBS'  IndustryPack  I/O products  can be
installed either on CPU boards, such  as
the Motorola MVME162, or on
GreenSpring-designed  carrier  cards for
use on  non-VME  systems.  IndustryPacks     [Picture of a monitor displaying
such as those shown include standard I/O  real-time T-mate displays with several
products    and   communications-related     BSI boards beside the monitor.]
products such as the T1/E1 interface and the Comm 360
IndustryPacks.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations not contained herein must not be relied upon as having been authorized by the Company, the Selling Shareholders, any of the Underwriters or by any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby, to any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                           --------------------------

                               TABLE OF CONTENTS

                                                          Page
                                                           ---
Prospectus Summary....................................          3
Acquisition of Bit 3..................................          6
Risk Factors..........................................          8
Use of Proceeds.......................................         16
Dividend Policy.......................................         16
Price Range of Common Stock...........................         16
Capitalization........................................         17
Selected Consolidated Financial Information of
 SBS Technologies, Inc................................         18
Management's Discussion and Analysis of Financial
 Condition and Results of Operations of
 SBS Technologies, Inc................................         19
Selected Financial Information of Bit 3 Computer
 Corporation..........................................         26
Management's Discussion and Analysis of Financial
 Condition and Results of Operations of Bit 3 Computer
 Corporation..........................................         27
Pro Forma Combined Consolidated Financial
 Statements...........................................         30
Business..............................................         34
Management............................................         44
Principal and Selling Shareholders....................         46
Description of Capital Stock..........................         48
Underwriting..........................................         49
Legal Matters.........................................         50
Experts...............................................         50
Additional Information................................         51
Incorporation of Certain Documents by Reference.......         51
Consolidated Financial Statements.....................        F-1

                                1,800,000 Shares

                                     [LOGO]

                                  Common Stock

                               ------------------

                                   PROSPECTUS

                            ------------------------

                                COWEN & COMPANY

                              SOUNDVIEW FINANCIAL
                                  GROUP, INC.

                                           , 1996

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses incurred or to be incurred by the Registrant. Underwriting commissions payable by the Registrant, the Selling Shareholders and the Additional Selling Shareholders are not reflected in the listed expenses. The Registrant will pay all expenses on behalf of the Selling Shareholders and the Additional Selling Shareholders except for underwriting commissions, if any, which will be paid by the Selling Shareholders and the Additional Selling Shareholders. D.H. Blair Investment Banking Corporation, ("D.H. Blair"), a member of the National Association of Securities Dealers, served as the Company's underwriter in the Company's initial public offering (the "IPO") and certain other persons associated with D.H. Blair (the "Warrantholders") at the time of the IPO received 100,000 warrants to purchase the Company's Common Stock at an exercise price of $4.80 per share (the "Warrants"). The Warrants will be exercised in connection with the offering and the 100,000 shares of Common Stock underlying the Warrants will be sold in the offering (the "Warrant Shares"). The Company is paying, on behalf of the Warrantholders, a fee which is equal to the underwriting discounts and commissions covering the Warrant Shares. All amounts are estimated except the Registration Fee, the NASD Filing Fee and the Nasdaq Listing Fee.


ITEM                                                                          AMOUNT OF MONEY
----------------------------------------------------------------------------  ----------------
Registration Fee............................................................     $   12,703
NASD Filing Fee.............................................................          4,692
Nasdaq Listing Fee..........................................................         17,500
Blue Sky Fees and Expenses..................................................          7,000
Printing Expenses...........................................................         85,000
Legal Fees and Expenses.....................................................        100,000
Accountants Fees and Expenses...............................................         40,000
Transfer Agent and Registrar Fees...........................................          4,000
Miscellaneous...............................................................          9,270
                                                                                   --------
    Total...................................................................     $  280,165
                                                                                   --------
                                                                                   --------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Amended Articles of Incorporation provide that the directors of the Company will not be personally liable to the Company or its shareholders for monetary damages for any breach of a director's fiduciary duty as a director, except for liability for breach or for failure to perform the duties of the office of director in compliance with the New Mexico Business Corporation Act, as amended, ("Corporation Act") if that breach or failure constitutes wilful misconduct or recklessness (or, in the case of an ownership interest in the Company, if the breach or failure constitutes negligence, willful misconduct or recklessness).

    The Bylaws of the Company provide for indemnification, in accordance with the Corporation Act of directors and officers of the Company for certain expenses (including attorney's fees), judgments, fines and settlement amounts incurred by that person in any action or proceeding, on account of services as a director or officer of the Company, as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise for which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. The Corporation Act currently provides that if the proceeding was by or in the right of the corporation, indemnification may be made only against reasonable expenses and may not be made for proceedings in which the person is adjudged to be liable to the corporation. No indemnification is permitted for any proceeding charging improper personal benefit to the person, whether or not involving action in the person's official capacity, if the person is adjudged to be liable on the basis that personal benefit was improperly received by the person.

    Reference is  made to  Section  6 of  the  Underwriting Agreement  filed  as
Exhibit  1.1  hereto for  certain provisions  as to  the indemnification  of the
Underwriters by the Company and the Selling Shareholders and as to indemnification by the Underwriters of the Company and the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS.

    The following exhibits are filed with this Registration Statement:


EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------
       1     Form of Underwriting Agreement between Cowan & Company and SBS Technologies, Inc.+

       4.1   Article  VI  of the  Articles of  Incorporation, as  amended,  as included  in the  Articles of
               Incorporation of SBS Technologies, Inc.  filed as Exhibit 3.1  of the Registrant's Form  10-Q for the quarter ended December 31, 1995.*

       4.2   Articles  I, II of the Bylaws  of SBS Engineering, Inc., as  amended, as included in the Bylaws filed as Exhibit 3.2 of the Registrant's Form 10-Q for the quarter ended December 31, 1995.*

       4.3   Form of  certificate  evidencing  Common  Stock,  filed as  Exhibit  4.3  of  the  Registrant's
               Registration Statement on Form S-3 (No. 333-58), effective April 16, 1996.*

       5     Opinion of Schuler, Messersmith & McNeill.

      10.1   Employment  Agreement between  Registrant and Dr.  Andrew C.  Cruce, dated October  1, 1993, as amended, filed as Exhibit 10(a) of the Registrant's Form 10-K for the fiscal year ended  June
               30, 1996.*

      10.2   Employment  Agreement between  Registrant and  Scott A.  Alexander, dated  October 1,  1993, as amended, filed as Exhibit 10(b) of the Registrant's Form 10-K for the fiscal year ended  June
               30, 1996.*

      10.3   Employment  Agreement between Registrant and Christopher J.  Amenson, dated August 24, 1992, as amended, filed as Exhibit 10(d) of the Registrant's Form 10-K for the fiscal year ended  June
               30, 1996.*

      10.4   1991  Key Employee Stock Option  Plan, filed as Exhibit  10(d) of the Registrant's Registration
               Statement on Form S-18 (No. 33-43256-D), effective January 9, 1992.*

      10.5   1992 Incentive  Stock Option  Plan, filed  as Exhibit  10(e) of  the Registrant's  Registration
               Statement on Form S-18 (No. 33-43256-D), effective January 9, 1992.*

      10.6   Stock  Bonus Plan, filed  as Exhibit 10(f)  of the Registrant's  Registration Statement on Form
               S-18 (No. 33-43256-D), effective January 9, 1992.*

      10.7   1993 Incentive Stock Option Plan,  filed as Exhibit A of  the Registrant's Proxy Statement  for its annual meeting held November 10, 1992.*

      10.8   1993  Director and  Officer Stock  Option Plan, filed  as Exhibit  B of  the Registrant's Proxy
               Statement for its annual meeting held November 10, 1992.*

EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------
      10.9   Asset Purchase Agreement dated April 26, 1995 between Registrant and Camber Corporation,  filed as  Exhibit 10(q) of  the Registrant's Annual Report  on Form 10-K for  the fiscal year ended
               June 30, 1995.*

      10.10  Purchase Agreement dated  April 28, 1995  between Registrant and  GreenSpring Computers,  Inc., filed  as Exhibit 10(r)  of the Registrant's Annual  Report on Form 10-K  for the fiscal year ended June 30, 1995.*

      10.11  Credit Agreement dated April 28, 1995 with  NationsBank of Texas, N.A., filed as Exhibit  10(s)
               of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.*

      10.12  Lease  dated May 25,  1995 between the Registrant  and PARS Asset  Management Company, filed as
               Exhibit 10(t) of the Registrant's Annual Report on  Form 10-K for the fiscal year ended  June
               30, 1995.*

      10.13  1996  Employee Stock Purchase Plan adopted January 21, 1996, as amended, subject to shareholder approval, filed as  Exhibit 10(v)  of the  Registrant's Annual Report  on Form  10-K for  the
               fiscal year ended June 30, 1996.*

      10.14  Amended  and Restated Term  Loan and Revolver  Credit Facility from  NationsBank of Texas, N.A.
               dated April 26, 1996, filed  as Exhibit 10.w of the  Registrant's Annual Report on Form  10-K
               for the fiscal year ended June 30, 1996.*

      10.15  Lease  dated March 5, 1996, between the Registrant  and Bohannon Trust Partnership II, filed as
               Exhibit 10(x) of the Registrant's Annual Report on  Form 10-K for the fiscal year ended  June
               30, 1996.*

      10.16  Pooling  Agreement dated August 19, 1996 between  the Registrant and Logical Design Group, Inc.
               et al, filed as Exhibit 10(y) of the  Registrant's Annual Report on Form 10-K for the  fiscal year ended June 30, 1996.*

      10.17  Management  Incentive Plans, filed  as Exhibit 10.2  of the Registrant's  Annual Report on Form
               10-K for the fiscal year ended June 30, 1996.*

      10.18  Stock Purchase Agreement dated October 8, 1996 between the Registrant and Philip M. Vukovic and
               Larry L. Larsen.+

      10.19  Amendment to  lease dated  September 21,  1996  between Registrant  and PARS  Asset  Management
               Company,  filed as Exhibit 10.j of the Registrant's Form 10-KA amending the Registrant's Form
               10-K for the fiscal year ended June 30, 1996.*

      10.20  Lease dated July 18, 1995 between Logical Design, Inc. and Carolantic Realty, filed as  Exhibit
               10.k  of the Registrant's Form 10-KA amending the  Registrant's Form 10-K for the fiscal year ended June 30, 1996.*

      10.21  Lease dated January 18, 1994 between the Berg Systems International, Inc., a subsidiary of  the
               Registrant,  and Equity Growth  Investments, filed as  Exhibit 10.1 of  the Registrant's Form
               10-KA amending the Registrant's Form 10-K for the fiscal year ended June 30, 1996.*

      11     Statement Re Computation of Per-Share Income.*

      23.1   Consent of Schuler, Messersmith & McNeill (included in Exhibit 5).

      23.2   Consent of KPMG Peat Marwick LLP.

      23.3   Consent of Warren Andrews.+

EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------  -----------------------------------------------------------------------------------------------
      24     Power of Attorney (included in signature page forming a part hereof).+

      27     Financial Data Schedule.+


------------------------


* Incorporated by reference.
+ Previously filed.

ITEM 17.  UNDERTAKINGS.

    (a)  Undertaking  Concerning  Claim  for  Indemnification  Against   Certain
Liabilities

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) Undertakings For a Registration Statement Permitted by Rule 430A:

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico, on November 14, 1996.


                                SBS TECHNOLOGIES, INC.

                                By:         /S/  CHRISTOPHER J. AMENSON
                                     -----------------------------------------
                                               Christopher J. Amenson
                                        CHIEF EXECUTIVE OFFICER, PRESIDENT,
                                        CHIEF OPERATING OFFICER AND DIRECTOR

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment thereto has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                  CAPACITY              DATE
------------------------------  -------------------  ----------------

     /S/  ANDREW C. CRUCE,
            PH.D.*              Chairman of the      November 14,
------------------------------  Board of Directors   1996
    Andrew C. Cruce, Ph.D.

                                Vice President of
           /S/  JAMES E.        Finance and
            DIXON               Administration,      November 14,
------------------------------  Treasurer and Chief  1996
        James E. Dixon          Financial Officer

                                Chief Executive
      /S/  CHRISTOPHER J.       Officer, President,
           AMENSON              Chief Operating      November 14,
------------------------------  Officer and          1996
    Christopher J. Amenson      Director

         /S/  SCOTT A.
          ALEXANDER*            Vice President,      November 14,
------------------------------  Secretary and        1996
      Scott A. Alexander        Director

       /S/  WARREN ANDREWS
------------------------------       Director        November 14,
        Warren Andrews                               1996

         /S/  WILLIAM J.
           BECKER*                                   November 14,
------------------------------       Director        1996
      William J. Becker

       /S/  LAWRENCE A.
          BENNIGSON*                                 November 14,
------------------------------       Director        1996
    Lawrence A. Bennigson

       /S/  A. WADE BLACK*
------------------------------       Director        November 14,
        A. Wade Black                                1996

  *By:  /S/  CHRISTOPHER J.
           AMENSON                                   November 14,
 ----------------------------                        1996
       Attorney-in-fact